Exhibit 99.25

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR OF

AMAYA INC.

For the Annual and Special Meeting of Shareholders

to be held on June 22, 2015

at 2:00 p.m.

May 14, 2015

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of shareholders (the “Shareholders”) of Amaya Inc. (“Amaya” or the “Corporation”) will be held at the offices of Osler, Hoskin & Harcourt LLP, 1000 De La Gauchetière Street West, Suite 2100, Montréal, Québec, H3B 4W5, Canada, at 2:00 p.m. (Eastern Time), on June 22, 2015, for the purposes of:

(a)	receiving the audited consolidated financial statements of the Corporation for the year ended December 31, 2014 and the report of the auditor thereon;

(b)	electing directors for the ensuing year;

(c)	appointing the auditor of the Corporation and authorizing the directors to fix its remuneration;

(d)	considering and, if deemed advisable, approving an ordinary resolution, the full text of which is reproduced in Schedule “B” to the accompanying management information circular (the “Information Circular”), ratifying the adoption of a new equity incentive plan of the Corporation in the form set out at Schedule “D” to the Information Circular and amending the terms of the current stock option plan of the Corporation (the “Stock Option Plan”) to limit the number of shares issuable thereunder to the number of options currently outstanding thereunder;

(e)	considering and, if deemed advisable, approving an ordinary resolution of disinterested shareholders, the full text of which is reproduced in Schedule “E” to the Information Circular, approving amendments to the Stock Option Plan to extend the expiry date of certain options granted thereunder; and

(f)	transacting such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the Information Circular.

The directors of the Corporation have fixed the close of business on April 29, 2015 as the record date for determining Shareholders entitled to receive notice of and to vote at the Meeting.

Montréal, Québec, May 14, 2015.

By order of the Board of Directors

(s) David Baazov
David Baazov
Chairman of the Board of Directors,
President and Chief Executive Officer

IMPORTANT

Shareholders are encouraged to vote. Please complete, date and sign the enclosed form of proxy or voting instruction form and return it in the envelope provided for that purpose. Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Investor Services Inc., located at 100 University Street, 8th Floor, Toronto, Ontario, M5J 2Y1, no later than 2:00 p.m. (Eastern Time) on June 18, 2015, or, in the event the Meeting is adjourned or postponed, then not less than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting is reconvened or the postponed meeting is convened. If you appoint David Baazov or Daniel Sebag as your proxyholder, your common shares of the Corporation will be voted in accordance with your instructions in the form of proxy or voting instruction form or, if no such instructions are given, such proxyholders will vote IN FAVOUR of the matters indicated in items (b) to (e) hereinabove. Shareholders may also vote by telephone or internet by following the instructions provided in the enclosed form of proxy. If you choose to vote by telephone or internet, your vote must also be cast no later than 2:00 p.m. (Eastern Time) on June 18, 2015, or, in the event the Meeting is adjourned or postponed, then not less than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting is reconvened or the postponed meeting is convened.

These Shareholder materials are being sent to both registered and non-registered owners of common shares of the Corporation (the “Common Shares”). If you are a non-registered owner of Common Shares, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your securities on your behalf.

By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

i

MANAGEMENT INFORMATION CIRCULAR

INTRODUCTION

This management information circular (this “Information Circular”) is provided in connection with the solicitation of proxies for use at the annual and special meeting (the “Meeting”) of shareholders (the “Shareholders”) of Amaya Inc. (the “Corporation” or “Amaya”) to be held on June 22, 2015, at the time and place and for the purposes stated in the accompanying notice of meeting (the “Notice of Meeting”) and any adjournment thereof. Unless otherwise indicated, the information contained in this Information Circular is given as of May 14, 2015.

NOTICE TO AMAYA SHAREHOLDERS IN THE UNITED STATES

Amaya is a corporation existing under the laws of Québec, Canada. The solicitation of proxies and the transactions contemplated herein involve securities of a Canadian issuer and are being effected in accordance with provincial and Canadian corporate and securities laws. Shareholders should be aware that requirements under such provincial and Canadian laws differ from requirements under United States corporate and securities laws relating to United States corporations. The proxy rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Corporation or this solicitation and therefore this solicitation is not being effected in accordance with such corporate and securities laws.

NON-IFRS MEASURES

Certain terms used or incorporated by reference in this Information Circular, such as EBITDA, are not measures defined under International Financial Reporting Standards (“IFRS”), do not have standardized meanings prescribed by IFRS and should not be compared to or construed as alternatives to profit/loss, cash flow from operating activities or other measures of financial performance calculated in accordance with IFRS. EBITDA and other non-IFRS measures, as computed by Amaya, may not be comparable to similar measures as reported by other reporting issuers in similar or different industries.

EBITDA as used by the Corporation means earnings before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs, and non-controlling interests.

CURRENCY

References to “dollars”, “CDN$” and “$” refer to Canadian dollars, “US$” refer to United States dollars and references to “£” refer to British pound sterling. All currency amounts referred to in this Information Circular are expressed in Canadian dollars, unless stated otherwise.

FORWARD-LOOKING STATEMENTS

This Information Circular contains certain information that may constitute forward-looking information within the meaning of applicable securities laws, which Amaya refers to in this Information Circular as forward-looking statements. These statements reflect Amaya’s current expectations related to future events or its future results, performance, achievements, business prospects or opportunities and products and services development, and future trends affecting the Corporation. All such statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on Amaya’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Amaya’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Amaya can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Many factors could cause our actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the “Risk Factors and Uncertainties” section in Amaya’s annual information form for the year ended December 31, 2014 (the “2014 AIF”) and in Amaya’s Management’s Discussion and Analysis for the period ended March 31, 2015 (the “Q1 2015 MD&A”): the heavily regulated industry in which the Corporation carries on its business; online gaming generally; current and future legislation with respect to online gaming; potential changes to the gaming regulatory scheme; legal and regulatory requirements; significant barriers to entry; competition; impact of inability to complete future acquisitions or to integrate businesses successfully; ability to develop and enhance existing solutions; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; lengthy and variable sales cycle; ability to recruit and retain management and other qualified personnel; defects in the Corporation’s solutions, products or services; losses due to fraudulent activities; impact of currency fluctuations; management of growth; contract awards; service interruptions of Internet service providers; ability of Internet infrastructure to meet applicable demand; systems, networks or telecommunications failures or cyber-attacks; regulations that may be adopted with respect to the Internet and electronic commerce; refinancing risks; customer and operator preferences and changes in the economy; changes in ownership of customers or consolidation within the gaming industry; litigation costs and outcomes; expansion into new gaming markets; relationships with distributors; and natural events.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those expressly or impliedly expected or estimated in such statements. Shareholders and investors should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. Although the Corporation cautions that the foregoing list of significant risk factors, as well as those risk factors presented under the heading “Risk Factors and Uncertainties” and elsewhere in the 2014 AIF and the Q1 2015 MD&A, are not exhaustive, Shareholders and investors should carefully consider them and the uncertainties they represent and the risks they entail. The forward-looking statements contained in this Information Circular are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this Information Circular describe Amaya’s expectations as of May 14, 2015 and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

Additional information relating to Amaya can be located under the Corporation’s profile on SEDAR at www.sedar.com.

VOTING INFORMATION AND GENERAL PROXY MATTERS

Solicitation of Proxies

The enclosed proxy is being solicited by the management of the Corporation and the expenses of this solicitation will be borne by the Corporation. The solicitation will be conducted primarily by mail but proxies may also be solicited personally by officers, employees or agents of the Corporation, without additional compensation. The Corporation shall directly deliver proxy documents to registered owners and non-registered owners of common shares of the Corporation (“Common Shares”) which are non-objecting beneficial owners through the Corporation’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), and the Corporation shall bear the cost of such delivery. The Corporation will also reimburse brokers and other persons holding Common Shares on their behalf or on behalf of nominees for reasonable costs incurred in sending the proxy documents to non-registered owners who are objecting beneficial owners.

Voting Process

The voting process is different depending on whether you are a registered or non-registered owner of Common Shares and, if you are a non-registered owner of Common Shares, whether you are a non-objecting beneficial owner or objecting beneficial owner.

If you have Common Shares registered in your own name, you are a registered owner. If you do not hold Common Shares in your own name, you are a non-registered owner. If your Common Shares are listed in an account statement provided to you by a broker, then it is likely that those Common Shares will not be registered in your name, but under the broker’s name or under the name of an agent of the broker such as CDS Clearing and Depository Services Inc., the nominee for many Canadian brokerage firms, or its nominee.

There are two kinds of non-registered owners: (i) objecting beneficial owners, i.e., those who object to their name being made known to the issuers of shares which they own, and (ii) non-objecting beneficial owners, i.e., those who do not object to their name being made known to the issuers of the shares which they own. Non-objecting beneficial owners will receive a voting instruction form from the Corporation’s registrar and transfer agent, Computershare. This is to be completed and returned to Computershare in the envelope provided.

Securities regulation requires brokers or agents to seek voting instructions from objecting beneficial owners in advance of the Meeting. Objecting beneficial owners should be aware that brokers or agents can only vote Common Shares if instructed to do so by the objecting beneficial owner. Your broker or agent (or their agent, Broadridge Financial Solutions, Inc.) will have provided you with a voting instruction form or form of proxy for the purpose of obtaining your voting instructions. Every broker has its own mailing procedures and provides instructions for voting. You must follow those instructions carefully to ensure your Common Shares are voted at the Meeting.

If you are an objecting beneficial owner receiving a voting instruction form or proxy from a broker or agent, you cannot use that proxy to vote in person at the Meeting. To vote your Common Shares at the Meeting, the voting instruction form or proxy must be returned to the broker or agent well in advance of the Meeting, as instructed by the broker or agent. If you wish to attend and vote your Common Shares in person at the Meeting, follow the instructions for doing so provided by your broker or agent.

Record Date

The record date for determining those Shareholders entitled to receive notice and to vote at the Meeting is the close of business on April 29, 2015 (the “Record Date”). Only registered and non-registered owners of Common Shares as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting. No person becoming a registered or non-registered owner after the Record Date shall be entitled to receive notice of the Meeting, nor can any registered or non-registered owner vote Common Shares they acquire after the Record Date at the Meeting. The failure of any Shareholder to receive notice of the Meeting does not deprive the Shareholder of the right to vote at the Meeting. As of the Record Date there were 133,740,731 Common Shares issued and outstanding.

Appointment of Proxyholders

The persons named as proxyholders in the enclosed form of proxy or voting instruction form, David Baazov or Daniel Sebag, are directors and officers of the Corporation. You are entitled to appoint a person, who need not be a Shareholder, other than the persons designated in the enclosed form of proxy, to represent you at the Meeting. If you are a registered or non-objecting beneficial owner, such right may be exercised by inserting in the blank space provided in the form of proxy or voting instruction form the name of the person to be designated or by completing another form of proxy or voting instruction form and, in either case, depositing the form of proxy or voting instruction form with the registrar and transfer agent of the Corporation, Computershare located at 100 University Street, 8th Floor, Toronto, Ontario, M5J 2Y1, at any time before the proxy deadline, being 2:00 p.m. (Eastern Time) on June 18, 2015 or, in the event the Meeting is adjourned or postponed, then not less than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting is reconvened or the postponed meeting is convened. Objecting beneficial owners should follow the instructions provided by their broker or agent and must return the form of proxy or voting instruction form as directed by their broker or agent sufficiently in advance of the proxy deadline to enable their broker or agent to act on it before the proxy deadline. The Corporation reserves the right to accept late proxies and to waive the proxy deadline with or without notice, but is under no obligation to accept or reject any particular late proxy.

Revocation of Proxies

You may revoke your proxy by providing new voting instructions in a new proxy or voting instruction form with a later date. Any new voting instructions, however, will only take effect if received prior to the proxy deadline.

Registered and non-objecting beneficial owners may also revoke their proxy without providing new voting instructions by giving a notice in writing signed by such owner, or by his or her attorney authorized in writing to the registrar and transfer agent of the Corporation, Computershare, located at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law; provided that if the registered or non-objecting beneficial owner is not an individual, the notice in writing must be signed by a duly authorized officer of such owner. Registered owners may attend the Meeting and vote in person and, if they do so, any voting instructions previously given by them for such Common Shares will be revoked. Objecting beneficial owners must contact their broker or agent in order to revoke their voting instructions and/or provide new voting instructions.

Exercise of Voting Rights by Proxies

The persons named as proxies will vote or withhold from voting the Common Shares in respect of which they are appointed or vote for or against any particular question, in accordance with the instructions of the Shareholder appointing them. In the absence of such instructions, such Common Shares will be voted in favour of all the matters identified in the attached Notice of Meeting. The enclosed form of proxy confers discretionary authority upon the persons named therein to vote as they see fit with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which may properly come before the Meeting or any adjournment or postponement thereof, whether or not the amendment or variation or other matter that comes before the Meeting is or is not routine or is contested. As at the date of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting other than the matters referred to in the Notice of Meeting.

Except with respect to the election of directors, to be approved resolutions submitted to a vote of the Shareholders at the Meeting must be passed by a majority of the votes cast by the holders of Common Shares present at the Meeting in person or represented by proxy, with the resolution approving amendments to the current stock option plan of the Corporation (as amended from time to time, the “Stock Option Plan”) to extend the expiry date of certain options thereunder having to be approved by a majority of the votes on a disinterested shareholder basis.

Voting in Person at the Meeting

Registered owners may attend and vote in person at the Meeting. Non-objecting beneficial owners wishing to attend and vote in person at the Meeting should insert their name in the space provided in the voting instruction form and deposit it with Computershare, at any time before the proxy deadline. Objecting beneficial owners wishing to attend and vote in person at the Meeting should follow the instructions provided by their broker or agent. If you are a Canadian resident objecting beneficial owner, you need only insert your name in the space provided for the proxyholder appointment in the voting instruction form or proxy form, and return it as instructed by your broker or agent and you should not complete the voting section of the proxy form or voting information form, as you will vote in person at the Meeting. If you are an objecting beneficial owner resident in the United States, you will likely be instructed to mark the appropriate box on the other side of the voting instruction form to request a legal proxy to be issued and mailed to you by your broker or agent, and you will need to send the voting instruction form to your broker or agent, receive the legal proxy from your broker or agent and deposit the legal proxy with Computershare prior to the deadline.

Interest of Certain Persons in Matters to Be Acted Upon

No person who has been a director or an executive officer of the Corporation nor any proposed nominee for election as a director of the Corporation at any time since the beginning of its last completed financial year, or any associate or affiliate of any such director, officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as set forth in this Information Circular.

Voting Securities and Principal Holders Thereof

As at April 29, 2015, 133,740,731 Common Shares are issued and outstanding, being the only class of shares of the Corporation entitled to be voted at the Meeting. To the knowledge of the board of directors of the Corporation (the “Board”) and management of the Corporation, as at April 29, 2015, no person owned or exercised control or direction over more than 10% of the issued and outstanding Common Shares, except for the Corporation’s Chief Executive Officer, David Baazov, who held 24,463,599, representing approximately 18.3% of all of the issued and outstanding Common Shares as of that date.

BUSINESS OF THE MEETING

The Meeting will be constituted as an annual and special meeting. The audited consolidated financial statements of the Corporation for the year ended December 31, 2014 and the auditor’s report thereon will be presented to the Shareholders at the Meeting, but no vote thereon or with respect thereto is required or proposed to be taken. Shareholders will be asked to consider and vote on:

A.	the election of the directors of the Corporation who will serve until the next annual meeting of Shareholders or until their successors are appointed;

B.	the appointment of the auditor of the Corporation who will serve until the end of the next annual meeting of Shareholders or until its successor is appointed, and authorizing the Board to fix its remuneration;

C.	considering and, if deemed advisable, approving an ordinary resolution, the full text of which is reproduced in Schedule “B” (the “Ordinary Resolution to Approve the New Equity Incentive Plan and Amend the Stock Option Plan”) ratifying the adoption of a new equity incentive plan of the Corporation (the “New Equity Incentive Plan”) in the form set out at Schedule “D” to this Information Circular and amending the terms of the Stock Option Plan to limit the number of shares issuable thereunder to the number of options currently outstanding thereunder;

D.	considering and, if deemed advisable, approving an ordinary resolution of disinterested shareholders, the full text of which is reproduced in Schedule “E” (the “Ordinary Resolution to Amend the Stock Option Plan”) to the Information Circular, approving amendments to the Stock Option Plan to extend the expiry date of certain options granted thereunder; and

E.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

A.	Presentation of the Financial Statements

As indicated above, the audited consolidated financial statements of the Corporation for the year ended December 31, 2014 and the auditor’s report thereon will be presented to the Shareholders at the Meeting, but no vote with respect thereto is required or proposed to be taken.

B.	Election of Directors

The articles of the Corporation (the “Articles”) provide that the Board shall consist of not less than three and not more than fifteen directors. The number of directors currently in office is six. Each director of the Corporation elected will hold office until the next annual meeting of the Shareholders or until the election of his successor, unless he resigns or his office otherwise becomes vacant.

Majority Voting

The Corporation has adopted a majority voting policy pursuant to which any nominee for a director position who has more votes cast by ballot at a meeting of shareholders of the Corporation at which directors are to be elected (or, if no ballot is conducted, votes represented by proxies validly deposited prior to that meeting) “withheld” from his or her election than are cast in favour of his or her election at that meeting must, immediately following that meeting, tender his or her resignation to the Board for consideration. Directors other than those who received more votes withheld than were voted in favour of their election shall consider, and within 90 days determine, whether or not to accept the resignation. The resignation shall be accepted absent exceptional circumstances and is effective when accepted by the Board. A press release disclosing the directors’ determination shall be issued promptly following such determination, and if the resignation is not accepted will include the reasons for doing so. Majority voting would not, however, apply in the event a director’s election is contested.

Nominees

Management of the Corporation proposes to nominate the persons whose names are set forth below to act as directors of the Corporation. Except where authority to vote on the election of directors is withheld, the persons named in the accompanying form of proxy intend to vote IN FAVOUR of the election of each of the six nominees whose names are hereinafter set forth. If prior to the Meeting, any of the nominees shall for any reason become unable or unwilling to serve as a director, it is intended that the discretionary power granted by the form of proxy shall be used to vote for any other person or persons identified by the Board to serve as directors, unless the Shareholder has specified in the form of proxy that his, her or its Common Shares are to be withheld from voting on the election of directors. The Board and management of the Corporation have no reason to believe that any of such nominees will be unable or unwilling to serve, for any reason, if elected to office.

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors, all other positions and offices with the Corporation now held by them, their principal occupations or employment, their periods of service as directors of the Corporation and the number of Common Shares beneficially owned or over which control or direction is exercised by each of them, in each case as at April 29, 2015. Each director will hold office until the next annual meeting of Shareholders or until his successor is duly elected, unless prior thereto the director resigns or the director’s office becomes vacant.

Name of Proposed Directors	Position in the Corporation	Principal Occupation	Director Since	Common Shares, Directly or Indirectly, Beneficially Owned(1)
David Baazov Montréal, Québec, Canada	President, Chief Executive Officer and Chairman of the Board	President, Chief Executive Officer and Chairman of the Board of Amaya Inc.	January 1, 2006	24,463,599
Daniel Sebag Montréal, Québec, Canada	Chief Financial Officer, Treasurer and Director	Chief Financial Officer, Amaya Inc.	May 11, 2010	350,000
Gen. Wesley K. Clark Little Rock, Arkansas, USA	Director(2)(3)	Chairman and Chief Executive Officer, Wesley K. Clark & Associates, LLC (strategic consulting firm)	May 11, 2010	15,000
Divyesh (David) Gadhia Burnaby, British Columbia, Canada	Director(2)(3)	Chairman, Spud.ca (local farmers and food producers network) and President, Atiga Investments Inc. (investment firm)	May 11, 2010	35,000
Harlan Goodson Sacramento, California, USA	Director(2)(3)	Attorney, The Law Office of Harlan W. Goodson (law firm)	May 11, 2010	—
Dr. Aubrey Zidenberg Toronto, Ontario, Canada	Director	President and Chief Executive Officer, Casino Amusements Canada	July 30, 2014	—

Notes:

(1)	The information as to the number of Common Shares beneficially owned or over which control is exercised is provided to the best of the knowledge of the Corporation based on publicly available information.
(2)	Member of the corporate governance, nominating and compensation committee (the “Corporate Governance, Nominating and Compensation Committee”).
(3)	Member of the audit committee (the “Audit Committee”).

The proposed directors, as a group, beneficially own, directly or indirectly, or exercise direction or control over, 24,863,599 Common Shares, representing approximately 18.6% of the issued and outstanding Common Shares as at April 29, 2015.

Biographies

David Baazov

Mr. David Baazov, 34, is the Chairman of the Board and has been the President and Chief Executive Officer of Amaya since 2006, and is responsible for overseeing the day-to-day business affairs of the Corporation and devising and implementing the Corporation’s business plan and strategies. Mr. Baazov started Amaya’s business in the mid-2000’s, led the Corporation through a successful listing on the TSX Venture Exchange (“TSXV”) in July 2010 and subsequent graduation to the Toronto Stock Exchange (“TSX”) in 2013, and has since turned the Corporation into a global gaming leader through a combination of organic growth and strategic acquisitions, including through the Rational Group Acquisition (as defined under “Statement of Executive Compensation – Summary Compensation Table”), which resulted in Amaya becoming the world’s largest publicly traded online gaming company. The industry and business community have recognized Mr. Baazov with certain awards, including Ernst & Young’s 2013 Québec EY Entrepreneur of the Year for the Information Technology category. A panel of Canadian technology analysts and readers of Cantech Letter (www.cantechletter.com), an online magazine focused on innovation sector companies listed on the TSX and the TSXV, selected Mr. Baazov as the TSX Venture Tech Executive of the Year in 2012, and in each of 2013 and 2014 as the TSX Tech Executive of the Year. From 2000 to 2006, Mr. Baazov was the founder of a business marketing company and served as the Vice President of Sales of Vortek Systems Inc., a supplier and distributor of computer hardware and accessories.

Daniel Sebag, C.A.

Mr. Daniel Sebag, 50, joined Amaya in July 2007 as Chief Financial Officer and is a current director and the Treasurer of Amaya. Mr. Sebag is a Chartered Accountant and specializes in the areas of cost management and financial reporting systems. He currently oversees the Corporation’s financial reporting and treasury functions. Between 1999 and 2007, Mr. Sebag was a faculty lecturer at McGill University in Montreal, Québec, Canada where he led executive seminars in accounting and finance at its International Executive Institute, including the Directors Education Program and the Advanced Management Course. He has also taught advanced accounting courses to students in the McGill University MBA and Chartered Accountancy programs. From 1993 to 2007, Mr. Sebag served as a financial, accounting and information systems consultant to several multinational companies, including Bombardier, Ericsson, Transat AT and Air Liquide. Mr. Sebag earned a Bachelor’s of Science degree in Psychology from McGill University in 1987 and a Specialized Graduate Diploma in Accounting from McGill University in 1991.

Divyesh (David) Gadhia, C.A.

Mr. Divyesh (David) Gadhia, 52, is a director and served as the Chief Executive Officer and Executive Vice Chairman of Gateway Casinos & Entertainment Limited from 1992 until 2010, where he was responsible for strategic initiatives, regulatory matters and governmental relations. He has served as a director of a number of other private and public companies, as well as charities, including a director of the Canadian Gaming Association from 2005 to 2010, and currently serves as a director of Gateway Casinos & Entertainment Limited and Trian Equities. In 2009, Mr. Gadhia was awarded the Canadian Gaming News Outstanding Achievement Award and the Business in Vancouver’s Top 40 Under 40 Award. Since 2010, Mr. Gadhia has been the Chairman of Spud.ca, a local farmers and food producers network, and the President of Atiga Investments Inc., an investment firm focused on consumer products. Mr. Gadhia is Chartered Public Accountant and holds a business degree from Simon Fraser University.

Harlan Goodson

Mr. Harlan Goodson, 68, is a current director and served as the Director of California’s Division of Gambling Control from 1999 to 2003, during which he led the implementation of California’s Tribal-State Class III gaming compacts. Prior to forming his own law practice, The Law Office of Harlan W. Goodson, in Sacramento, California, Mr. Goodson was with the national law firm of Holland and Knight, LLP for four years where his practice concentrated on Gaming Law and Gaming Regulation and Governmental Affairs. Mr. Goodson’s biography was published in the 2000 edition of Who’s Who in American Law and in 2002, his work gained him international distinction when he was the recipient of the International Masters of Gaming Law inaugural Regulator of the Year award in 2001. Prior to being appointed to the position of Director of California’s Division of Gambling Control, Mr. Goodson worked in the California State Senate as a legislative consultant for Senator Bill Lockyer from 1994 to 1999. While serving as a consultant in the state legislature, Mr. Goodson drafted legislation in the areas of criminal law, correctional law, juvenile law and insurance law. Since 1996, Mr. Goodson has been an adjunct law professor teaching classes on the legislative process and statutory interpretation at John F. Kennedy University, School of Law. He has been a national speaker at conferences, symposia, law schools and before governmental bodies on the subjects of gaming regulation, Tribal government gaming, and Tribal-State relations. Mr. Goodson is a member of the California State Bar, the International Masters of Gaming Law and the International Association of Gaming Advisors. In 2007, Mr. Goodson also served as a Judge Pro Tempore for the Superior Court in Sacramento, California. Mr. Goodson has also been listed in America’s Best Lawyers annually since 2005 and was selected by his peers as the Northern California 2012 Attorney of the Year for Gaming Law.

General Wesley K. Clark

General Wesley K. Clark, 70, is a current director and serves as Chairman and Chief Executive Officer of Wesley K. Clark & Associates, a strategic consulting firm, since its founding in 2004. General Clark is, and has also been, a Co-Chairman of Growth Energy, an organization that represents producers and supporters of ethanol, since January 2009, senior fellow at UCLA’s Burkle Center for International Relations since 2006, Advisor at the Blackstone Group since 2013, Trustee of International Crisis Group since 2004, Founding Chair of City Year Little Rock/North Little Rock, an AmeriCorps program, which is a national service organization that unites young adults, since 2004, and Chairman of Enverra Inc., a banking and strategic advisory firm, since 2010, as well as serving on a number of private and public company boards. General Clark has authored four books and serves as a founding member of the Clinton Global Initiative, and Director of the Atlantic Council. General Clark retired a four star general after 38 years in the United States Army. He graduated first in his class at West Point and completed degrees in Philosophy, Politics and Economics at Oxford University (B.A. and M.A.) as a Rhodes Scholar. While serving in Vietnam, he commanded an infantry company in combat, where he was severely wounded and evacuated home on a stretcher. He later commanded at the battalion, brigade and division level, and served in a number of significant staff positions, including service as the Director Strategic Plans and Policy (J-5). In his last assignment as Supreme Allied Commander Europe he led NATO forces to victory in Operation Allied Force, saving 1.5 million Albanians from ethnic cleansing. His awards include the Presidential Medal of Freedom, Defense Distinguished Service Medal (five awards), Silver star, bronze star, purple heart, honorary knighthoods from the British and Dutch governments, and numerous other awards from other governments, including award of Commander of the Legion of Honor (France).

Aubrey Zidenberg

Dr. Aubrey Zidenberg, 62, is a current director and has served and currently serves as the President and Chief Executive Officer of Casino Amusements Canada, which offers commercial gaming industry experience to both the private sector and governments, since 1976. Dr. Zidenberg is a gaming industry specialist with extensive experience in the development, implementation and operation of international gaming, tourism and entertainment projects since 1975, including, without limitation, in the areas of commercial gaming, operations and regulatory compliance, and has advised and consulted in these areas in both the government and the private sectors. He has worked internationally with companies such as Penn National Gaming, The Bahamas Amusement Corporation, Summa Corporation, Resorts International, Trump Organization, Playboy Casinos, Carnival Hotels & Casinos, Harrah’s and Hard Rock International. Since 2011, Dr. Zidenberg has been an International Vice President of B’nai Brith, an international human rights organization which has operated in Canada since 1875, and currently chairs its Special Advisory Council to the League for Human Rights. Dr. Zidenberg was a Member of the Board of the Responsible Gambling Council of Canada for over 15 years, registered with the Alcohol and Gaming Commission of Ontario and is a recipient of the 2002 Canadian Gaming Industry Award of Excellence. In 2010, Dr. Zidenberg created and developed the First Nation Canadian Gaming Awards program. Dr. Zidenberg is currently the Chair of the York Regional Police – Investigative Services Community Advisory Council and has served in such position since 2013. A noted community leader, Dr. Zidenberg received an Honorary Doctorate of Laws degree from Assumption University in Windsor, Ontario in 2007 for his human rights work, was presented with the Queen Elizabeth II Golden Jubilee Medal in 2003 and the Queen Elizabeth II Diamond Jubilee Medal in 2013, in each case for his dedicated service to community and country, was knighted Chevalier de France in 2012 and received the York Regional Police Service Board 2014 Civic Leadership Award in 2015. Dr. Zidenberg earned a B.A. from York University in 1975.

Record of Attendance of Directors at Board Meetings

The following table sets forth the record of attendance of directors at meetings of the Board, the Audit Committee and the Corporate Governance, Nominating and Compensation Committee, during the year ended December 31, 2014.

Director	Meetings of Directors	Audit Committee	Corporate Governance, Nominating and Compensation Committee
David Baazov	7/7	N/A	N/A
Daniel Sebag	7/7	N/A	N/A
Wesley K. Clark	6/7	3/4	1/2
Divyesh Gadhia	7/7	4/4	2/2
Harlan Goodson	7/7	4/4	2/2
Aubrey Zidenberg(1)	4/7	N/A	N/A

Note:

(1)	Dr. Zidenberg became a member of the Board on July 30, 2014.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below and to the knowledge of the Corporation, none of the proposed directors of the Corporation is, or within 10 years before the date hereof, has been:

(a)	a director, chief executive officer or chief financial officer of any company (including the Corporation) that

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Notwithstanding the foregoing, General Clark (i) ceased to be a director of Adam Aircraft Industries less than one year prior to its filing for Chapter 7 bankruptcy protection under applicable U.S. bankruptcy laws in February 2008; (ii) ceased to be Chairman of Summit Global Logistic Inc. less than one year prior to its filing for Chapter 11 bankruptcy protection under applicable U.S. bankruptcy laws in January 2008 (which was later converted to Chapter 7 status in November 2008); (iii) ceased to be a director of NutraCea Inc. less than one year prior to its filing for Chapter 11 bankruptcy protection under applicable U.S. bankruptcy laws in November 2009; and (iv) ceased to be a director of Rodman & Renshaw LLC less than one year prior to its filing, along with its parent, Direct Markets Holdings Corp., and certain affiliates thereof, for Chapter 7 bankruptcy under applicable U.S. bankruptcy laws in January 2013.

To the knowledge of the Corporation, none of the proposed directors of the Corporation have been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

C.	Appointment of Auditor

At the Meeting, Shareholders will be asked to approve a resolution to appoint the auditor of the Corporation until the close of the next annual meeting of the Shareholders or its successor is appointed, and to authorize the directors to fix its remuneration.

Effective September 17, 2014, the Corporation accepted the resignation of Richter LLP, Chartered Accountants, Montréal, Québec (“Richter”), as the auditor of the Corporation, and appointed Deloitte LLP, Chartered Accountants, Montréal, Québec (“Deloitte”), as the new auditor of the Corporation. Richter had first been appointed as auditor of the Corporation in 2008.

As required pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), a copy of the complete reporting package, including the Corporation’s notice of change of auditor, dated September 26, 2014, and letters of acknowledgement from each of Richter and Deloitte, dated October 1, 2014 and September 30, 2014, respectively, was filed on SEDAR and is also attached hereto as Schedule “A”. There has been no reportable disagreement between the Corporation and Richter and no qualified opinion or denial of opinion by Richter within the meaning of NI 51-102.

The Board, upon advice of the Audit Committee, unanimously recommends that Shareholders vote IN FAVOUR of the appointment of Deloitte as auditor of the Corporation, to hold office until the close of the next annual meeting of the Shareholders or its successor is appointed, and authorizing the directors to fix its remuneration. The appointment of Deloitte must be approved by a majority of the votes cast on the matter at the Meeting.

If you appoint David Baazov or Daniel Sebag as your proxyholder, your Common Shares will be voted in accordance with your instructions in the form of proxy or voting instruction form or, if no such instructions are given, such proxyholders will vote IN FAVOUR of the appointment of Deloitte as auditor of the Corporation, to hold office until the close of the next annual meeting of the Shareholders or its successor is appointed, and authorizing the directors to fix its remuneration.

D.	Approval of New Equity Incentive Plan and Stock Option Plan Amendment

Background

In 2010, in connection with the initial public offering of the Corporation, the Board adopted the Stock Option Plan as part of the incentive compensation program of the Corporation. The Stock Option Plan is designed to promote the long-term interests of the Corporation and its Shareholders by fostering a proprietary interest in the Corporation among the directors, executives and key employees of the Corporation, and attracting and retaining qualified executives and key employees. At the last annual and special meeting of Shareholders, held on July 30, 2014, the Shareholders passed a resolution approving certain amendments to the Stock Option Plan, including, among other things, changing the Stock Option Plan from a fixed plan to a “10% rolling” plan with respect to the number of Common Shares reserved for issuance thereunder. See “Statement of Executive Compensation – Incentive Plan Awards – Equity-Based Incentive Plans for a summary description of the Stock Option Plan.

Since the initial adoption of the Stock Option Plan in 2010, options issued pursuant to the Stock Option Plan (“Options”) have been exercised to acquire 2,789,161 Common Shares. As at May 13, 2015, Options to acquire 9,413,503 Common Shares have been granted and are outstanding under the Stock Option Plan, representing approximately 7% of the Corporation’s total issued and outstanding Common Shares.

On May 14, 2015, upon a recommendation of the Corporate Governance, Nominating and Compensation Committee, the Board passed a resolution to adopt the New Equity Incentive Plan, subject to, and effective upon, Shareholder approval. The New Equity Incentive Plan will provide flexibility to the Corporation to grant, in addition to stock options, other forms of equity-based incentive awards to attract, retain and motivate qualified directors, employees and consultants of the Corporation and its subsidiaries. Provided that the New Equity Incentive Plan is approved by the Shareholders at the Meeting, all future grants of equity-based awards will be made pursuant to, or as otherwise permitted by, the New Equity Incentive Plan, and the Stock Option Plan will be amended such that no further Options will be granted thereunder as of the date of the Meeting. The Stock Option Plan will remain in effect only in respect of outstanding Options.

The purpose of the New Equity Incentive Plan is to, among other things: (i) provide the Corporation with a mechanism to attract, retain and motivate qualified directors, officers, employees and consultants of the Corporation, including its subsidiaries, (ii) reward directors, officers, employees and consultants that have been granted awards under the New Equity Incentive Plan for their contributions toward the long term goals and success of the Corporation, and (iii) enable and encourage such directors, officers, employees and consultants to acquire shares of the Corporation as long term investments and proprietary interests in the Corporation.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, pass the Ordinary Resolution to Approve the New Equity Incentive Plan and Amend the Stock Option Plan, the form of which is attached as Schedule “B” to this Information Circular, approving the New Equity Incentive Plan in the form set out at Schedule “D”, the summary terms of which are described below under “Business of the Meeting – Approval of New Equity Incentive Plan and Stock Option Plan Amendment – Key Terms of the New Equity Incentive Plan”, and approving the Stock Option Plan amendment to limit the number of shares issuable thereunder to the number of Options currently outstanding.

As such, the Ordinary Resolution to Approve the New Equity Incentive Plan and Amend the Stock Option Plan will be placed before the Shareholders. This approval of the New Equity Incentive Plan will be effective for three years from the date of the Meeting, at which time unallocated options or awards under the New Equity Incentive Plan must then be resubmitted for approval by the Shareholders. Options previously granted under the Stock Option Plan will continue to be unaffected by the approval or disapproval of the Ordinary Resolution to Approve the New Equity Incentive Plan and Amend the Stock Option Plan, as such Options will remain governed by the Stock Option Plan.

The Board considers the approval of the New Equity Incentive Plan and Stock Option Plan amendment to be in the best interests of the Corporation and its Shareholders and accordingly, the Board unanimously recommends that Shareholders vote IN FAVOUR of the Ordinary Resolution to Approve the New Equity Incentive Plan and Amend the Stock Option Plan. The Ordinary Resolution to Approve the New Equity Incentive Plan and Amend the Stock Option Plan must be approved by a majority of the votes cast on the matter at the Meeting in order to be adopted.

If you appoint David Baazov or Daniel Sebag as your proxyholder, your Common Shares will be voted in accordance with your instructions in the form of proxy or voting instruction form or, if no such instructions are given, such proxyholders will vote IN FAVOUR of the Ordinary Resolution to Approve the New Equity Incentive Plan and Amend the Stock Option Plan.

Key Terms of the New Equity Incentive Plan

Below is a summary of the key terms of the New Equity Incentive Plan, which is qualified in its entirety by reference to the full text of the New Equity Incentive Plan, attached hereto as Schedule “D”.

Common Shares Subject to the New Equity Incentive Plan

Subject to the adjustment provisions provided for in the New Equity Incentive Plan, including any stock exchange, the total number of Common Shares reserved for issuance pursuant to awards granted under the New Equity Incentive Plan and the Stock Option Plan shall not exceed 10% of the issued and outstanding Common Shares from time to time. To the extent any awards under the New Equity Incentive Plan or the Stock Option Plan are cancelled for any reason prior to exercise in full or are surrendered to the Corporation, except surrenders relating to the payment of the purchase price of any such award or the satisfaction of the tax withholding obligations relating to any such award, the Common Shares subject to such awards (or portion(s) thereof) shall be added back to the number of shares reserved for issuance under the New Equity Incentive Plan. The number of Common Shares issuable to insiders under the New Equity Incentive Plan and all other security-based compensation arrangements cannot exceed 10% of the issued and outstanding Common Shares at any time. The number of Common Shares issued to insiders within any one year period and all other security-based compensation arrangements, including, but not limited to, the New Equity Incentive Plan, cannot exceed 10% of the issued and outstanding Common Shares. Furthermore, the aggregate number of Common Shares issuable to eligible persons who are directors but not otherwise employees of the Corporation, including its subsidiaries, under all of the Corporation’s security based compensation arrangements shall not exceed 1% of the issued and outstanding Common Shares, and within any one financial year of the Corporation, the aggregate fair value on the date of grant of all awards granted to any director under all of the Corporation’s security based compensation arrangements shall not exceed $100,000; provided that such limits shall not apply to deferred share units granted to a director in lieu of any cash retainer or meeting fees and provided further that deferred share units shall not be included in determining the aggregate fair value on the date of grant of deferred share units granted within any one financial year.

Administration of the New Equity Incentive Plan

The plan administrator of the New Equity Incentive Plan (the “Plan Administrator”) will be determined by the Board, and will initially be the Corporate Governance, Nominating and Compensation Committee, but may in the future be administered by the Board itself or delegated to such other committee as may be established by the Board from time to time. The Plan Administrator will determine which employees, directors, officers or consultants are eligible to receive awards under the New Equity Incentive Plan. In addition, the Plan Administrator will interpret the New Equity Incentive Plan and may adopt administrative rules, regulations, procedures and guidelines governing the New Equity Incentive Plan or any awards granted under the New Equity Incentive Plan as it deems to be appropriate.

Types of Awards

The following types of awards may be made under the New Equity Incentive Plan: stock options, restricted share units, performance share units, deferred share units, restricted shares or other share-based awards. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the New Equity Incentive Plan, and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the New Equity Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Common Shares issued pursuant to awards.

Stock Options

A stock option is a right to purchase Common Shares upon the payment of a specified exercise price as determined by the Plan Administrator at the time the stock option is granted. Subject to certain adjustments and whether the Common Shares are then trading on any stock exchange, the exercise price shall not be less than the highest closing price of the Common Shares on any stock exchange on which the Common Shares are then listed on the date of grant (the “Market Price”). Subject to the discretion of the Plan Administrator, stock options granted under the New Equity Incentive Plan will vest in four equal amounts on a yearly basis over the four years following the grant date. Subject to any accelerated termination as set forth in the New Equity Incentive Plan, each stock option expires on the date that is the earlier of ten years from the date of grant or such earlier date as may be set out in the participant’s award agreement.

Unless otherwise specified by the Plan Administrator at the time of granting a stock option, the exercise notice of such option must be accompanied by payment in full of the purchase price for the Common Shares underlying the options to be purchased. The exercise price must be fully paid by certified cheque, bank draft or money order payable to the Corporation or by such other means as might be specified from time to time by the Plan Administrator, which may include (i) through an arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation) whereby payment of the exercise price is accomplished with the proceeds of the sale of Common Shares deliverable upon the exercise of the stock option, (ii) through any cashless exercise process as may be approved by the Plan Administrator, or (iii) such other consideration and method of payment for the issuance of Common Shares to the extent permitted by applicable securities laws, or any combination of the foregoing methods of payment. No Common Shares will be issued or transferred upon the exercise of stock options in accordance with the terms of the grant until full payment therefor has been received by the Corporation.

Restricted Share Units

A restricted share unit is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Corporation which entitles the holder to receive Common Shares after a specified vesting period determined by the Plan Administrator, in its sole discretion. Upon settlement, holders will receive one fully paid and non-assessable Common Share in respect of each vested restricted share unit.

Performance Share Units

A performance share unit is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Corporation which entitles the holder to receive Common Shares based on the achievement of performance goals established by the Plan Administrator over a period of time. The performance goals may be based upon the achievement of corporate, divisional or individual goals, and may be applied relative to performance of an index or comparator group, in each case as determined by the Plan Administrator. The Plan Administrator may modify the performance goals as necessary to align them with the corporate objectives of the Corporation. The performance goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur). Upon settlement, holders will receive fully paid and non-assessable Common Shares in proportion to the number of vested performance share units held and the level of performance achieved.

Restricted Shares

A restricted share is a fully paid and non-assessable Common Share that is subject to restrictions on transfer and a risk of forfeiture for a period of time, and which shall be held by the Corporation or its designee in escrow until such time as the restricted period lapses. The Plan Administrator shall have the authority to determine at the time of grant, in its sole discretion, the duration of the restricted period and other restrictions applicable to the restricted Common Shares. Except for the restrictions applicable to the restricted Common Shares, during the restricted period, the holder shall have all the rights and privileges of a holder of Common Shares as to the restricted Common Shares, including the right to vote.

Deferred Share Units

A deferred share unit is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of our company which entitles the holder to receive Common Shares on a future date, generally upon termination of service to our company. Upon settlement, holders will receive one fully paid and non-assessable Common Share in respect of each vested deferred share unit.

Other Share-Based Awards

The Plan Administrator may, subject to the provisions of the New Equity Incentive Plan and applicable law, grant other share-based awards to any director, officer, employee or consultant, other than those described above. Such awards are to be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including securities convertible into Common Shares).

Dividend Equivalents

Restricted share units, performance share units, deferred share units and, if so determined by the Plan Administrator in its discretion, other Common Share-based awards, shall be credited with dividend equivalents in the form of additional restricted share units, performance share units, deferred share units and other share-based awards, as applicable. Dividend equivalents shall vest in proportion to the awards to which they relate. Such dividend equivalents shall be computed by dividing: (i) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of restricted share units, performance share units and deferred share units, as applicable, held by the participant on the record date for the payment of such dividend, by (ii) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Black-out Periods

If an award expires during, or within five business days after, a trading black-out period imposed by the Corporation to restrict trades in its securities, then, notwithstanding any other provision of the New Equity Incentive Plan, unless the delayed expiration would result in tax penalties, the award shall expire ten business days after the trading black-out period is lifted by the Corporation.

Terminations

All awards granted under the New Equity Incentive Plan will expire on the date set out in the applicable award agreement, subject to early expiry in certain circumstances, provided that in no circumstances will the duration of an award granted under the New Equity Incentive Plan exceed 10 years from its date of grant.

Termination of Employment or Services

The following table describes the impact of certain events that may, unless otherwise specified by the Plan Administrator at the grant date, lead to the early expiry of awards granted under the New Equity Incentive Plan:

Event	Provisions
For all Participants – in the case of death or disability	• Acceleration of portion of next instalment due to vest • Forfeiture of all remaining unvested awards 30 days after the date of death or disability

Employees

Termination for cause	• Forfeiture of all unvested and vested awards

Termination other than for cause	• Forfeiture of all unvested awards • Exercise of vested options until the earlier of (i) 90 days after termination and (ii) expiry date

Voluntary resignation	• Forfeiture of all unvested awards • Exercise of vested options until the earlier of (i) 90 days after resignation and (ii) expiry date

Consultants

Voluntary resignation or termination due to breach of consulting agreement or arrangement	• Forfeiture of all unvested and vested awards

Termination other than for breach of consulting agreement or arrangement	• Forfeiture of all unvested awards • Exercise of vested options until the earlier of (i) 90 days after termination and (ii) expiry date

Directors – ceasing to hold office other than due to death or disability	• Forfeiture of all unvested awards • Exercise of vested options until the earlier of (i) 90 days following termination and (ii) expiry date

Change in Control

Except as provided in an employment or written agreement, if an employee is terminated within 12 months following a change in control, all awards vest and options may be exercised until the earlier of (i) 90 days after termination and (ii) the expiry date of the option. However, the New Equity Incentive Plan provides that in connection with a change in control, the Plan Administrator may (i) cause awards to be converted or exchanged into or for rights or other securities in any entity participating in or resulting from the change in control, (ii) cause any unvested or unearned awards to become fully vested or earned or free of restriction upon or immediately prior to the occurrence of such change in control, or (iii) replace the awards with other rights. Subject to certain exceptions, a change in control means (i) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Common Shares, (ii) the sale of all or substantially all of the assets or the dissolution of the Corporation, (iii) the acquisition of the Corporation via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise, (iv) individuals who comprise the Board at the last annual meeting of Shareholders (the “Incumbent Board”) cease to constitute at least a majority of the Board, unless the election, or nomination for election by the Shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board, or (v) such event the Board determines as being a change in control.

Non-Transferability of Awards

Subject to certain exceptions provided under the New Equity Incentive Plan (including the assignment of awards to certain Permitted Assigns (as defined under National Instrument 45-106 Prospectus and Registration Exemptions, as amended from time to time)), and unless otherwise provided by the Plan Administrator, no assignment or transfer of awards granted under the New Equity Incentive Plan, whether voluntary, involuntary, by operation of law or otherwise, is permitted.

Amendments to the New Equity Incentive Plan

The Plan Administrator may also from time to time, without notice and without approval of the holders of voting shares, amend, modify, change, suspend or terminate the New Equity Incentive Plan or any awards granted pursuant thereto as it, in its discretion, determinates appropriate, provided that (i) no such amendment, modification, change, suspension or termination of the New Equity Incentive Plan or any award granted pursuant thereto may materially impair any rights of a holder or materially increase any obligations of a holder under the New Equity Incentive Plan without the consent of such holder, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (ii) any amendment that would cause an award held by a Foreign Taxpayer (as such term is defined in the New Equity Incentive Plan) to be subject to the additional tax penalty under Section 409A(1)(b)(i)(II) of the United States Internal Revenue Code of 1986, as amended, shall be null and void ab initio.

Notwithstanding the above, none of the following amendments shall be made to the New Equity Incentive Plan without the approval of the Shareholders:

(a)	increasing the percentage of Common Shares reserved for issuance under the New Equity Incentive Plan, except pursuant to the provisions in the New Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(b)	increasing or removing the 10% limits on Common Shares issuable or issued to insiders;

(c)	reducing the exercise price of an award except pursuant to the provisions in the New Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(d)	extending the term of an award beyond the original expiry date (except in connection with a black-out period as described above);

(e)	permitting an award to be exercisable beyond 10 years from the date of grant (except in connection with a black-out period as described above);

(f)	increasing or removing the limits on the participation of non-employee directors;

(g)	permitting awards to be transferred to a person other than a Permitted Assign or for normal estate settlement purposes; or

(h)	deleting or otherwise limiting the amendments which require approval of the Shareholders.

Except for the items listed above, amendments to the New Equity Incentive Plan will not require Shareholder approval. Such amendments include: (i) amending the general vesting provisions or restricted period of an award, (ii) amending the provisions for early termination of awards in connection with a termination of employment or service, (iii) adding covenants of the Corporation for the protection of the participants, (iv) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, and (v) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

E.	Approval of Stock Option Plan Amendment

All outstanding Options granted pursuant to the terms of the Stock Option Plan have five-year terms to expiry. Since the initial adoption of the Stock Option Plan in 2010, however, it has been the Corporation’s practice and policy to impose routine and special black-out periods on certain employees and directors during which such individuals are prohibited from trading in securities of the Corporation, which, until a recent revision to the Corporation’s Disclosure,

Confidentiality and Trading Policy, included the exercise of Options (as opposed to only the sale of the underlying Common Shares). Given the Corporation’s business plan, particularly its growth through strategic acquisitions, the Corporation has in recent years imposed numerous special black-out periods. When coupled with routine quarterly black-out periods and other trading restrictions to which its employees and directors may otherwise be subject from time to time, there have been, and continue to be, extensive periods during which such individuals have experienced difficulties, delays or an inability to realize the full or any partial benefit of their respective Options. In acknowledgement of these practical difficulties, and with a desire to maintain an ongoing incentive to its employees and directors, on May 14, 2015, the Board approved an amendment to the Stock Option Plan, conditional upon acceptance by the TSX and approval by Shareholders, to extend the expiry date of all outstanding Options for twenty-four (24) months from their original expiry dates. This extension would be automatic for Canadian Taxpayers, but Foreign Taxpayers (as such terms are defined in the amendment to the Stock Option Plan) must elect to have such extension apply to any or all of their Options by giving written notice to the Corporation of such election prior to the expiry of their Options. In the case of Foreign Taxpayers, the extension would be subject to Board approval.

The following table provides summary information on the impact of such extension on outstanding Options held by directors and officers of the Corporation and its subsidiaries, and other eligible participants under the Stock Option Plan, as at May 13, 2015, in each case assuming the automatic extension for Canadian Taxpayers and the election by all Foreign Taxpayers to have the extension apply to all of their Options.

	Grant Date	Number of Options	Exercise Price ($)	Current Expiry Date	New Expiry Date
Directors	July 21, 2010	30,000	1.00	July 21, 2015	July 21, 2017

	September 4, 2012	37,500	4.20	September 4, 2017	September 4, 2019

	January 10, 2013	10,000	4.90	January 10, 2018	January 10, 2020

	September 8, 2014	24,000	31.30	September 8, 2019	September 8, 2021
Officers	July 21, 2010	500,000	1.00	July 21, 2015	July 21, 2017

	September 13, 2010	50,000	1.30	September 13, 2015	September 13, 2017

	January 17, 2011	50,000	2.50	January 17, 2016	January 17, 2018

	July 4, 2011	60,000	2.71	July 4, 2016	July 4, 2018

	April 26, 2012	90,000	4.20	April 26, 2017	April 26, 2019

	July 17, 2012	20,000	4.20	July 17, 2017	July 17, 2019

	August 14, 2012	140,000	4.20	August 14, 2017	August 14, 2019

	September 4, 2012	350,000	4.20	September 4, 2017	September 4, 2019

	November 30, 2012	450,000	4.24	November 30, 2017	November 30, 2019

	January 10, 2013	4,875	4.90	January 10, 2018	January 10, 2020

	July 16, 2013	83,000	6.05	July 16, 2018	July 16, 2020

	December 20, 2013	70,000	7.55	December 20, 2018	December 20, 2020

	January 1, 2014	600,000	7.95	January 1, 2019	January 1, 2021

	February 26, 2014	80,000	8.43	February 26, 2019	February 26, 2021

	August 18, 2014	25,000	28.65	August 18, 2019	August 18, 2021

	September 8, 2014	275,000	31.30	September 8, 2019	September 8, 2021

	September 12, 2014	65,000	35.05	September 12, 2019	September 12, 2021

	October 10, 2014	225,000	27.50	October 10, 2019	October 10, 2021

	October 20, 2014	950,000	20.00	October 20, 2019	October 20, 2021

	October 25, 2014	50,000	32.83	October 25, 2019	October 25, 2021

	Grant Date	Number of Options	Exercise Price ($)	Current Expiry Date	New Expiry Date
Other Eligible Participants	July 21, 2010	504,600	1.00	July 21, 2015	July 21, 2017

	December 23, 2010	15,000	2.60	December 23, 2015	December 23, 2017

	January 17, 2011	22,500	2.50	January 17, 2016	January 17, 2018

	May 30, 2011	40,000	3.38	May 30, 2016	May 30, 2018

	July 4, 2011	5,000	2.71	July 4, 2016	July 4, 2018

	July 14, 2011	160,000	2.85	July 14, 2016	July 14, 2018

	September 26, 2011	11,500	2.16	September 26, 2016	September 26, 2018

	April 26, 2012	158,700	4.20	April 26, 2017	April 26, 2019

	July 9, 2012	40,000	4.20	July 9, 2017	July 9, 2019

	July 17, 2012	124,000	4.20	July 17, 2017	July 17, 2019

	August 14, 2012	23,000	4.20	August 14, 2017	August 14, 2019

	November 30, 2012	251,178	4.24	November 30, 2017	November 30, 2019

	December 3, 2012	45,000	4.35	December 3, 2017	December 3, 2019

	May 30, 2013	9,375	6.00	May 30, 2018	May 30, 2020

	July 16, 2013	27,875	6.05	July 16, 2018	July 16, 2020

	September 13, 2013	29,000	6.33	September 13, 2018	September 13, 2020

	December 20, 2013	108,500	7.55	December 20, 2018	December 20, 2020

	February 26, 2014	62,500	8.43	February 26, 2019	February 26, 2021

	August 18, 2014	2,625,900	28.65	August 18, 2019	August 18, 2021

	September 8, 2014	16,000	31.30	September 8, 2019	September 8, 2021

	October 10, 2014	775,500	27.50	October 10, 2019	October 10, 2021

	October 17, 2014	6,500	27.91	October 17, 2019	October 17, 2021

	November 10, 2014	35,000	32.91	November 10, 2019	November 10, 2021

	January 28, 2015	77,500	32.73	January 28, 2020	January 28, 2022

If the proposed amendment to the Stock Option Plan to provide for a two-year extension of expiry periods is not approved, Options previously granted under the Stock Option Plan will continue to be subject to their respective original expiry terms and the Board will consider alternatives to the proposed amendment.

The Board considers the approval of the amendment to the Stock Option Plan to provide for a two-year extension of expiry dates of outstanding Options to be in the best interests of the Corporation and its Shareholders and accordingly, the Board unanimously recommends that Shareholders vote IN FAVOUR of the Ordinary Resolution to Amend the Stock Option Plan. As required by the TSX, to be effective, the Ordinary Resolution to Amend the Stock Option Plan must be approved by a majority of the disinterested shareholders. For this purpose, votes cast with respect to Common Shares beneficially owned by insiders of the Corporation and their respective associates who hold Options (the “Insider Participants”) will be excluded. To the knowledge of the Corporation, as at May 13, 2015, there were 24,863,599 Common Shares beneficially owned by Insider Participants, in respect of which votes will not be counted for the purposes of the Ordinary Resolution to Amend the Stock Option Plan.

If you appoint David Baazov or Daniel Sebag as your proxyholder, your Common Shares will be voted in accordance with your instructions in the form of proxy or voting instruction form or, if no such instructions are given, such proxyholders will vote IN FAVOUR of the Ordinary Resolution to Amend the Stock Option Plan.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

General

The responsibility for determining the principles for compensation of executives and other key employees of the Corporation rests with the Board. The Board has established the Corporate Governance, Nominating and Compensation Committee, which takes the principal role in establishing the Corporation’s executive compensation plans and policies. The Corporate Governance, Nominating and Compensation Committee assists the Board in discharging the Board’s oversight responsibilities relating to the compensation and retention of key senior management employees at a fair and competitive compensation, including in establishing appropriate performance incentives. The Corporate Governance, Nominating and Compensation Committee has not to date formally engaged any outside agents to assist in establishing policies or performing any kind of benchmarking or market analysis. Benchmarking or market analysis was conducted internally to ensure that executive compensation is competitive with those found in such benchmarking or analysis. To ensure that the benchmarking includes the most appropriate companies, the Corporate Governance, Nominating and Compensation Committee considers comparable companies, including, but not limited to, companies of a similar size that compete with the Corporation for executives of similar talents and experience.

In 2012, the Corporation used three peer group companies for compensation benchmarking: Multimedia Games Inc., Ainsworth Game Technology Limited and Sportingbet PLC, which trade on the NASDAQ, Australian Securities Exchange and London Stock Exchange respectively. For 2013, the Board reduced total compensation for the Chief Executive Officer and other Named Executive Officers (as defined under “Statement of Executive Compensation – Summary Compensation Table”) and a study was therefore not conducted. In 2014, the base salaries of the Chief Executive Officer, the Chief Financial Officer and of the Executive Vice-President, Corporate Development and General Counsel were increased following the completion of the Rational Group Acquisition, based on the results of compensation benchmarking which included the following companies: 888 Holdings PLC, Ladbrokes Betting & Gaming Ltd., William Hill PLC, Expedia, Inc., NCR Corporation and Bally Technologies, Inc.

The Corporate Governance, Nominating and Compensation Committee currently consists of Mr. Harlan Goodson, General Wesley K. Clark and Mr. Divyesh Gadhia, all of whom are independent directors (as determined based on the standards set forth under “Statement of Corporate Governance Practices – Board”). The members of the Corporate Governance, Nominating and Compensation Committee are experienced in leadership and in dealing with compensation matters by virtue of having previously held senior executive or similar positions requiring direct involvement in establishing compensation philosophies and policies.

The Corporation has adopted a policy restricting its Named Executive Officers (as defined under “Statement of Executive Compensation – Summary Compensation Table”), directors and employees from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities. To the best of management’s knowledge, none of the Named Executive Officers or directors have purchased such financial instruments.

Duties and Responsibilities of the Corporate Governance, Nominating and Compensation Committee

In addition to the corporate governance and nominations duties of the Corporate Governance, Nominating and Compensation Committee, the committee is responsible for, among other things, assisting the Board in discharging its oversight responsibilities relating to the compensation and retention of key senior management employees with the skills and expertise needed to enable the Corporation to achieve its goals and strategies at a fair and competitive compensation, including appropriate performance incentives. These responsibilities include, without limitation; (i) reviewing, assessing and recommending to the Board compensation payable to the Chief Executive Officer and other members of senior management; (ii) reviewing and overseeing the administration of compensation and incentives policies, plans and programs; and (iii) reviewing executive and director compensation disclosure to be made in the Corporation’s management information circulars.

Basis of Executive Compensation

Currently, compensation is based upon an individual’s performance, level of expertise, responsibilities and length of service to the Corporation, with Options issued pursuant to the Stock Option Plan as an incentive for performance and cash bonuses awarded for contributions to achievement of certain milestones by Amaya and its subsidiaries. At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, approve the New Equity Incentive Plan which would replace, in respect of future grants, the Stock Option Plan. The New Equity Incentive Plan was approved by the Board upon recommendation of the Corporate Governance, Nominating and Compensation Committee, with the objective of providing the Corporation with the flexibility to grant, in addition to stock options, other forms of equity-based incentive awards such as restricted share units, performance share units, deferred share units and other Common Share-based awards as the Board may determine from time to time to eligible participants.

Equity-based compensation allows compensation of participants while providing greater incentives for participants to further develop and promote the success of the Corporation, as well as aligning the interests of participants with those of Shareholders, generally through ownership of Common Shares or equity-based awards. The New Equity Incentive Plan will be used to provide equity-based awards in consideration of the level of responsibility of the executive as well as their impact and contribution to the longer-term operating performance of Amaya. See “Statement of Executive Compensation – Compensation Discussion and Analysis – Equity-Based Awards” and “Statement of Executive Compensation – Incentive Plan Awards – Equity-Based Incentive Plans”.

Structure of Executive Compensation

The Corporation’s executive compensation program has three principal components: base salary, incentive bonuses and equity-based awards.

Base salaries for all employees of the Corporation are established for each position and negotiated with members of executive and senior management, and based on several factors, including industry knowledge, qualifications and previous experience. Both individual and corporate performances are taken into account.

Incentive bonuses, in the form of cash payments, are designed to add a variable component of compensation based on corporate and individual performances for executives and certain employees.

Equity-based awards, under the Stock Option Plan, consist only of Options. The New Equity Incentive Plan, if approved by the Shareholders at the Meeting, will provide for other types of equity-based awards such as restricted share units, performance share units, deferred share units and other Common Share-based awards as the Board may determine, the key terms of which are summarized under “Business of the Meeting – Approval of New Equity Incentive Plan and Stock Option Plan Amendment – Key Terms of the New Equity Incentive Plan – Types of Awards”.

Executive compensation is reviewed by the Board annually. The Corporate Governance, Nominating and Compensation Committee assesses and makes recommendations to the Board with regard to the competitiveness and appropriateness of the compensation packages of the Chief Executive Officer and other executives of the Corporation as well as such other employees of the Corporation or any of its subsidiaries as may be identified to the Committee by the Board.

Corporate objectives considered for the adjustment of executive compensation have been based on achieving certain financial metrics, such as EBITDA targets of the consolidated operations of the Corporation, as well as such other criteria as the Board or the Corporate Governance, Nominating and Compensation Committee may from time to time determine. Personal performance measures have included individual and overall contributions to the business, determined at the discretion of the Corporate Governance, Nominating and Compensation Committee.

Base Salary

Base salaries were determined following an assessment of each executive’s experience, past performance, level of responsibility and importance of the position to the Corporation, individual performance and performance of the Corporation relative to the industry. The Corporate Governance, Nominating and Compensation Committee may recommend the Board to make adjustments to salary levels, if warranted, after an evaluation of factors, including, but not limited to, performance of the executive and of the Corporation, current salary and competitiveness of compensation relative to that paid to individuals holding equivalent positions at comparable companies.

The Corporate Governance, Nominating and Compensation Committee annually reviews and revises the position description of the Chief Executive Officer and recommends annual performance goals and criteria for the Chief

Executive Officer, evaluates the performance of the Chief Executive Officer against such position description and applicable performance goals and criteria and sets the Chief Executive Officer’s level of compensation based on this evaluation.

The Chief Executive Officer may recommend base salary adjustments to the Corporate Governance, Nominating and Compensation Committee for senior executives other than himself. The Corporate Governance, Nominating and Compensation Committee recommends to the Board the base salary adjustment for the Chief Executive Officer and other senior executives taking into consideration past performance and also the long-term goals of the Corporation.

Incentive Bonus

The objective of the annual performance bonus is to reward the executives for reaching strategic objectives and short-term goals. It is designed to encourage the attainment of superior results according to financial objectives approved annually by the Board. Target bonuses are typically expressed as a percentage of base salary and are payable if and when the appropriate goals are met, and in some cases, with set minimum amounts.

The key purpose of incentive bonuses are to (i) align and reward individual contributions to Amaya’s objectives to ensure execution of key elements of Amaya’s business plan, (ii) promote collaboration and teamwork while recognizing individual contributions and accomplishments, and (iii) complement other forms of compensation to remain competitive in Amaya’s industry and with other industries.

The strategic objectives and incentive bonuses for each Named Executive Officer are approved by the Corporate Governance, Nominating and Compensation Committee and may not be identical for any given period.

Risks Associated with the Corporation’s Compensation Policies and Practices

Executive compensation consists of both fixed and variable components. The fixed (or salary) component of compensation is designed to provide a steady income so that executives do not feel pressured to focus exclusively on short term gains, or annual stock price performance which may be to the detriment of long term appreciation and other business metrics. The variable or equity-based awards component of compensation is designed to reward both individual performance and overall corporate performance, as well as promoting alignment of interests between the executives and the Corporation. The Corporation believes that the variable component of compensation is sufficient to motivate executives to achieve short and long term corporate objectives while the fixed element is also sufficient to discourage executives from taking unnecessary or excessive risks in doing so.

Equity-Based Awards

Equity-based compensation allows the Corporation, among other things, to promote the interests of the Corporation and its subsidiaries by (i) providing certain executives and employees of the Corporation with greater incentives to further develop and promote the success of the Corporation and thus create value for its Shareholders, (ii) further aligning the interests of the executives and employees of the Corporation with those of its Shareholders generally through ownership of Common Shares or right to receive Common Shares, and (iii) assisting the Corporation in attracting, retaining and motivating its executives and employees. More specifically, incentive stock options are granted to participants whose skill, performance and loyalty towards the Corporation are vital to its success, image, reputation and activities.

The Corporate Governance, Nominating and Compensation Committee reviews and recommends to the Board compensation policies and processes and any new incentive compensation and equity compensation plans of the Corporation or changes to any such plans, and is responsible for the administration of all incentive and equity compensation plans of the Corporation, subject to applicable policies adopted by the Board. The Corporate Governance, Nominating and Compensation Committee also reviews and approves any performance measures respecting incentive compensation payable to executives and key employees, and makes recommendations to the Board on any performance measures regarding incentive compensation payable to the Chief Executive Officer. Previous grants of incentive stock options may be taken into account by the Corporate Governance, Nominating and Compensation Committee when considering new grants.

Until the date of this Information Circular and until such time as the New Equity Incentive Plan is approved, the Corporation’s grants of equity-based awards to applicable participants and employees were made pursuant to the Stock Option Plan.

As at May 13, 2015, Options to acquire 9,413,503 Common Shares have been granted and are outstanding under the Stock Option Plan and, based on the number of Common Shares issued and outstanding as at the same date, there are 3,965,769 Options unallocated and available for grant under the Stock Option Plan. See “Statement of Executive Compensation – Incentive Plan Awards – Outstanding Share-based Awards and Option-based Awards”.

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, to pass (i) the Ordinary Resolution to Approve the New Equity Incentive Plan and Amend the Stock Option Plan (see “Business of the Meeting – Approval of New Equity Incentive Plan and Stock Option Plan Amendment – Key Terms of the New Equity Incentive Plan”), and (ii) the Ordinary Resolution to Amend the Stock Option Plan (see “Business of the Meeting – Approval of Stock Option Plan Amendment”). If such resolutions are approved, the Corporation will have additional flexibility with respect to equity-based awards and the Stock Option Plan, as amended, will then remain in effect only in respect of outstanding Options, and no further Options will be granted under the Stock Option Plan.

Performance Graph

The Common Shares of the Corporation commenced trading on the TSXV on July 21, 2010 and, effective October 1, 2013, the Corporation graduated from the TSXV to the TSX. The following graph compares the total cumulative return on $100 invested on July 21, 2010 in Common Shares with the total cumulative return on the S&P/TSX Composite Total Return Index, for the period from July 21, 2010 through December 31, 2014.

Source: S&P Dow Jones Indices (http://ca.spindices.com/indices/equity/sp-tsx-composite-index)

The trend shown in the performance graph above represents a strong cumulative total shareholder return on an absolute basis and relative to the performance of the index used for comparison. Compensation for the Amaya employees is not tied to the return on Common Shares. Rather, compensation is based upon an individual’s performance, level of expertise, responsibilities and length of service to the Corporation, with equity-based awards granted as an incentive for performance and cash bonuses awarded for contributions to achievement of certain milestones by Amaya and its subsidiaries. Corporate objectives considered for the adjustment of executive compensation have been based on achieving certain financial targets, such as EBITDA targets of the consolidated operations of the Corporation, as well as such other criteria as the Board or the Corporate Governance, Nominating and Compensation Committee may from time to time determine. Personal performance measures include individual and overall contributions to the business.

Summary Compensation Table

The following table provides a summary of the compensation earned by the “Named Executive Officers” of the Corporation, being its President and Chief Executive Officer, its Chief Financial Officer and the three other most highly compensated executive officers of the Corporation, including any of its subsidiaries, who each earned total compensation that exceeded $150,000 in 2014.

Name and principal position	Year	Salary ($)		Share- based awards ($)	Option- based awards(1) ($)		Non-equity incentive plan compensation ($)		Pension value ($)		All other compensation ($)		Total compensation ($)
							Annual incentive bonus	Long- term incentive plans
David Baazov, President and Chief Executive Officer	2014	583,333	(2)	—	56,514		—	—	—		—		639,847
	2013	375,000		—	244,897		—	—	—		—		619,897
	2012	337,100		—	—		—	—	—		—		337,100
Daniel Sebag, Chief Financial Officer	2014	445,313	(3)	—	87,428		—	—	—		—		532,741
	2013	240,000		—	—		—	—	—		—		240,000
	2012	222,200		—	97,959		—	—	—		—		320,159
Marlon D. Goldstein, Executive Vice-President, Corporate Development and General Counsel(4)(5)	2014	386,610		—	1,032,229		220,920	—	—		—		1,639,759
Mauro Franic, Chief Operating Officer, Cadillac Jack, Inc.(4)(6)	2014	278,474		—	131,402		278,011	—	7,130	(7)	—		877,017
	2013	254,128		—	—		254,128	—	6,630	(7)	—		514,886
	2012	234,882		—	504,305		249,875	—	7,350	(7)	1,500,103	(8)	2,496,515
Rafael Ashkenazi, Chief Operating Officer, Rational Group(9)10)(11)	2014	299,282	(12)	—	156,836	(13)	209,498	—	—		—		665,616

Notes:

(1)	The fair value of each granted Option was determined using the Black-Scholes option pricing model, according to IFRS 2 of the Handbook of the Canadian Institute of Chartered Accountants. The Corporation believes that this method produces a meaningful and reasonable estimate of fair value. The key assumptions used in the Black-Scholes option pricing model for calculating the value of the Options granted are as follows: risk free rate of 1.07 – 2.15% per annum, expected life of 3.25 – 3.75 years, a volatility of 52 – 60% and no dividend yield.
(2)	Effective September 8, 2014, Mr. Baazov’s base salary increased from $375,000 to $1,000,000.
(3)	Effective September 8, 2014, Mr. Sebag’s base salary increased from $375,000 to $600,000.
(4)	Mr. Franic and Mr. Goldstein are paid in United States dollars, therefore each element of their compensation was converted to Canadian dollars using an average exchange rate for the year ended December 31, 2014 of 1.1046.
(5)	Effective January 1, 2015, Mr. Goldstein’s base salary increased from US$350,000 to US$600,000.
(6)	Cadillac Jack, Inc. (“Cadillac Jack”) became a subsidiary of Amaya in November 2012. On March 30, 2015, the Corporation announced that it entered into a definitive agreement to sell Cadillac Jack (the “CJ Sale”) for approximately US$382 million comprising cash consideration of US$370 million, subject to adjustment, and a US$12 million payment-in-kind note, bearing interest at 5.0% per annum and due on the eighth anniversary of the closing date. Subject to receipt of gaming regulatory and antitrust approvals and other customary closing conditions, the Corporation anticipates closing the CJ Sale in 2015.
(7)	These amounts were paid by Cadillac Jack to match certain amounts previously contributed by Mr. Franic under the CJ 401(k) Plan (as defined under “Pension Plan Benefits”).
(8)	This amount represents the aggregate of $613,718 paid as a retention bonus; and $886,385 paid in consideration for non-compete provisions, each paid by Cadillac Jack subsequent to its acquisition by Amaya.
(9)	Rational Group Ltd. (“Rational Group”) became an indirect subsidiary of Amaya in August 2014, upon completion of the acquisition by a wholly-owned subsidiary of the Corporation of Oldford Group Limited (now known as Amaya Group Holdings (IOM) Limited), parent company of Rational Group, the owner and operator of the PokerStars and Full Tilt brands (the “Rational Group Acquisition”), on August 1, 2014.
(10)	Mr. Ashkenazi is paid in British pounds sterling, therefore each element of his compensation was converted to Canadian dollars using an average exchange rate for the year ended December 31, 2014 of 1.819.
(11)	In April 2015, Mr. Ashkenazi left Rational Group and became the Senior Vice President, Strategy for Amaya.
(12)	Mr. Ashkenazi’s base salary for the 2014 fiscal year pursuant to his employment agreement with Rational Group was £394,875. He was entitled to an annual incentive bonus of £276,413 and to other compensation in the aggregate amount of £90,953.
(13)	This grant of Options was approved by the TSX in connection with the Rational Group Acquisition. The exercise price of such Options is equal to a price per share that is lower than the fair market value of the Common Shares at the date of grant.

Employment Agreements

Set forth below are general summaries of the material terms of the employment agreements of each Named Executive Officer, which are qualified in their entirety by the full text of their respective employment agreement.

Employment Agreement of Mr. David Baazov, President and Chief Executive Officer

Pursuant to the terms of his employment agreement, Mr. David Baazov is employed as the Corporation’s Chief Executive Officer for an indefinite term at a base salary of $1,000,000 per annum, and has a target annual bonus opportunity of not less than 50% but not more than 100% of his base salary (or such higher percentage as may be agreed to by Mr. Baazov and the Corporation, and approved by the Board). Any bonus payment is based on satisfaction of performance criteria to be established by the Board, including certain financial targets, such as EBITDA targets of the Corporation, as well as such other criteria as the Board may from time to time decide. Mr. Baazov is also entitled to participate in the Stock Option Plan or any other incentive plan as the Corporation may from time to time adopt. The number and type of awards to which Mr. Baazov is entitled, and the terms and conditions thereof, are determined by the Corporate Governance, Nominating and Compensation Committee in its discretion and in accordance with the Stock Option Plan or any other incentive plan, as applicable. Mr. Baazov’s employment agreement contains standard non-solicitation provisions which survive one year following termination of employment, and standard confidentiality obligations which survive indefinitely.

Employment Agreement of Mr. Daniel Sebag, Chief Financial Officer

Pursuant to the terms of his employment agreement, Mr. Daniel Sebag is employed as the Corporation’s Chief Financial Officer for an indefinite term at a base salary of $600,000 per annum, and has a target annual bonus opportunity of not less than 50% but not more than 100% of his base salary (or such higher percentage as may be agreed to by Mr. Sebag and the Corporation, and approved by the Board). Any bonus payment is based on satisfaction of performance criteria to be established by the Board, including certain financial targets, such as EBITDA targets of the Corporation, as well as such other criteria as the Board may from time to time decide. Mr. Sebag is also entitled to participate in the Stock Option Plan or any other incentive plan as the Corporation may from time to time adopt. The number and type of awards to which Mr. Sebag is entitled, and the terms and conditions thereof, are determined by the Corporate Governance, Nominating and Compensation Committee in its discretion and in accordance with the Stock Option Plan or any other incentive plan, as applicable. Mr. Sebag’s employment agreement contains standard non-solicitation provisions which survive one year following termination of employment, and standard confidentiality obligations which survive indefinitely.

Employment Agreement of Mr. Marlon D. Goldstein, Executive Vice President, Corporate Development and General Counsel

Mr. Marlon D. Goldstein is the Executive Vice President of Corporate Development and General Counsel of the Corporation and his employment agreement is for an initial term of five years, automatically renewing for subsequent one year terms, unless sooner terminated in accordance with the terms therein, at a base salary of US$600,000 per annum. Mr. Goldstein has as a target annual bonus opportunity of up to 100% of his base salary (or such higher percentage as may be agreed to by Mr. Goldstein and the Corporation, and approved by the Board). Any bonus payment is based on satisfaction of performance criteria to be established by the Board, including certain financial targets, such as EBITDA targets of the Corporation, as well as such other criteria as the Board may from time to time decide. Pursuant to his employment agreement, Mr. Goldstein received 600,000 Options in January 2014, and an additional award of 200,000 Options in September 2014. Mr. Goldstein is also entitled to be granted additional equity-based awards under the Stock Option Plan or any other incentive plan as the Corporation may from time to time adopt. The number and type of awards to which Mr. Goldstein is entitled, and the terms and conditions thereof, are determined by the Corporate Governance, Nominating and Compensation Committee in its discretion and in accordance with the Stock Option Plan or any other incentive plan, as applicable, provided that all options to purchase Common Shares granted to Mr. Goldstein shall vest in accordance with the vesting schedule set out in his employment agreement. Mr. Goldstein’s employment agreement contains non-solicitation provisions which survive one year following termination of employment, and confidentiality obligations which survive indefinitely.

Employment Agreement of Mr. Mauro Franic, Chief Operating Officer, Cadillac Jack

Pursuant to the terms of his employment agreement, Mr. Mauro Franic is employed as Cadillac Jack’s Chief Operating Officer for a term of five years, automatically renewing for subsequent one year terms, unless sooner terminated in accordance with the terms therein, at a base salary of US$235,000 per annum and is eligible for an annual bonus of up to 100% of his base salary. Any bonus payment is within the sole discretion of the Board and is based upon a review of Mr. Franic’s performance, Cadillac Jack’s performance, and is linked to EBITDA targets of Cadillac Jack, as well as such other criteria as the Board may from time to time decide. Mr. Franic is also entitled to participate in the Stock Option Plan and is entitled to additional Option grants for as long as he remains actively employed by Cadillac Jack (and excluding any notice period). Such Options shall have an exercise price determined in accordance with the Stock Option Plan. Mr. Franic’s employment agreement contains non-competition and non-solicitation provisions which survive two years following termination of employment, and confidentiality obligations which survive termination of the employment agreement.

Employment Agreement of Mr. Rafael Ashkenazi, Chief Operating Officer, Rational Group

Pursuant to the terms of his employment agreement, Mr. Rafael Ashkenazi is employed as Rational Group’s Chief Operating Officer for a term of two years, automatically renewing for subsequent one year terms, unless terminated by either Mr. Ashkanezi or Rational Group upon a six month prior notice, or unless sooner terminated in accordance with the terms of his employment agreement. Mr. Ashkenazi’s base salary is set at £394,875 per annum, and he is eligible to participate in Rational Group’s discretionary performance-based cash bonus scheme based on individual and company performance. Pursuant to his employment agreement, Mr. Ashkenazi received, upon completion of the Rational Group Acquisition, 225,000 Options at an exercise price of $20, subject to the terms and conditions set forth in the Stock Option Plan and Mr. Ashkenazi’s Option grant agreement. Mr. Ashkenazi is also entitled to participate in the Stock Option Plan or any other incentive plan as Rational Group may adopt, and is entitled to additional grants of equity-based securities on an annual basis as determined by the compensation committee of Rational Group, the whole in accordance with the Stock Option Plan or any other incentive plan pursuant to which such grants are made. Although Mr. Ashkenazi is eligible to participate in Rational Group’s pension scheme, he has elected not to do so, and receives an “investment allowance” equal to an aggregate amount of 7% of his annual base salary, payable monthly, in lieu thereof pursuant to applicable law and subject to applicable taxes. The employment agreement of Mr. Ashkenazi contains standard non-competition and non-solicitation provisions which respectively survive six months and one year following termination of employment, and standard confidentiality obligations which survive indefinitely. In April 2015, Mr. Ashkenazi left Rational Group and became the Senior Vice President, Strategy at Amaya.

Termination and Change of Control Benefits

In addition to standard termination provisions, including upon death or disability, the terms of the employment agreement of each of the Chief Executive Officer, the Chief Financial Officer and the Executive Vice-President, Corporate Development and General Counsel of the Corporation stipulate that their respective employment may be terminated at any time for cause, upon a decision of the Board made at a duly called meeting to which the concerned executive was invited. Each employment agreement also provides that such executive may terminate his employment with the Corporation after providing the Corporation with 30-days’ prior written notice. If the Corporation terminates the employment of Mr. Baazov, Mr. Sebag or Mr. Goldstein without cause (as such term is defined in their respective employment agreements), or if any of Mr. Baazov, Mr. Sebag or Mr. Goldstein terminates his employment with the Corporation for good reason (as such term is defined in their respective employment agreements), such executive will be entitled to receive (i) an amount equal to three (3) times his annual base salary, plus the higher of (A) the bonus to which he was eligible for any of the three (3) preceding fiscal years, or (B) the actual bonus paid to him for any of the three (3) preceding fiscal years, and (ii) 100% of the then-unvested equity awards held by such executive will immediately vest (provided that if an outstanding equity award is to vest based on the achievement of performance criteria, then such equity award will vest as to 100% of the amount of the equity award assuming the relevant performance criteria had been achieved at the highest applicable target levels for the relevant performance period(s)) (collectively, the “Termination Benefits”).

The terms of the employment agreement of Mr. Franic, the Chief Operations Officer of Cadillac Jack, stipulate that his employment may be terminated at any time for cause (as such term is defined in his employment agreement), and that he may himself terminate his employment with the Corporation provided he gives thirty (30) days prior notice. If the

Corporation terminates the employment of Mr. Franic without cause, or if Mr. Franic terminates his employment with the Corporation for good reason (as such term is defined in his employment agreement), Mr. Franic will be entitled to receive an amount equal to one and one half (1.5) times his annual base salary for the immediately preceding fiscal year.

The terms of the employment agreement of Mr. Ashkenazi in his capacity as former Chief Operations Officer of Rational Group, provide that after the expiration of the initial two year term, his employment may be terminated by Rational Group upon a six month prior notice, provided that Rational Group can also terminate Mr. Ashkenazi’s employment at any time by paying to Mr. Ashkenazi an amount equal to one half (0.5) times his annual base salary in lieu of any required notice period, plus any accrued benefits and the pro rata portion of any bonus to which Mr. Ashkenazi was entitled for the preceding year. Rational Group can also terminate Mr. Ashkenazi’s employment in connection with the occurrence of, or pursuant to, certain cause-related events set out in his employment agreement.

If the employment of Mr. Baazov, Mr. Sebag or Mr. Goldstein is terminated in connection with a change of control of the Corporation, such executive will be entitled to receive the same Termination Benefits provided if terminated without cause. If the employment of Mr. Franic is terminated in connection with a change of control of Cadillac Jack, (i) his Options that are scheduled to vest on November 30, 2015, to the extent unvested, shall vest and become immediately exercisable, and (ii) his Options that are scheduled to vest on November 30, 2016, to the extent unvested, shall vest and become exercisable on November 30, 2015. Mr. Ashkenazi’s employment agreement is silent with respect to the effect of termination in connection with a change of control. A “change of control”, for the purpose of such employment agreements, generally means the occurrence of (a) an amalgamation, arrangement, merger, takeover bid, consolidation or other transaction as a result of which the Corporation is not the surviving or continuing corporation or entity (subject to certain exceptions, including transactions with wholly-owned subsidiaries, and transactions in which there is no substantial change in the Shareholders and the outstanding Options are assumed or replaced by the successor or continuing corporation); (b) a dissolution or liquidation of the Corporation; (c) the sale of all or substantially all of the assets of the Corporation; (d) a business combination (going private transaction); or (e) any other transaction or series of related transactions which does not result in the Shareholders immediately prior to such transaction or series of related transactions holding 50% or more of the voting power of the surviving or continuing entity following such transaction or series of related transactions.

If the employment of any of the Named Executive Officers is terminated without cause, his right to exercise any vested stock Options granted under the Stock Option Plan ends on the 90th day following the date when they ceased being in active services or employment with the Corporation. If their employment is terminated with cause, any Options granted under the Stock Option Plan will be deemed to have been cancelled immediately on the date in which they are required to stop reporting to work. For the treatment of equity-based awards granted under the New Equity Incentive Plan in similar circumstances, if such plan is approved by the Shareholders at the Meeting, see “Business of the Meeting – Approval of New Equity Incentive Plan and Stock Option Plan Amendment”.

The following table sets out the amounts that would have been payable to the Named Executive Officers as of December 31, 2014 had their employment been terminated by the Corporation for reasons other than for cause (or, in the case of Mr. Ashkenazi, for reasons other than those cause-related events set out in his employment agreement).

Name	Severance ($)
David Baazov	3,000,000
Daniel Sebag	1,800,000
Marlon D. Goldstein	1,988,280
Mauro Franic	417,711
Rafael Ashkenazi	610,536

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets forth information concerning all awards outstanding as of December 31, 2014 for each Named Executive Officer under the Stock Option Plan. There is no share-based award plan offered strictly to executive officers.

Name	Option-based Awards					Share-based Awards
	Number of securities underlying unexercised Options (#)	Option exercise price ($)		Option expiration date	Value of unexercised in-the-money Options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
David Baazov,	250,000	4.20		September 4, 2017	6,087,500	—	—	—
President and Chief Executive Officer	200,000	1.00		July 21, 2015	5,510,000	—	—	—
Daniel Sebag, Chief Financial Officer	75,000	31.30		September 8, 2019	—	—	—	—
	100,000	4.20		September 4, 2017	2,435,000
	300,000	1.00		July 21, 2015	8,265,000	—	—	—
Marlon D. Goldstein,	200,000	31.30		September 8, 2019	—	—	—	—
Executive Vice-President, Corporate Development and General Counsel	600,000	7.95		January 1, 2019	12,360,000	—	—	—
Mauro Franic, Chief Operating Officer, Cadillac Jack	300,000	4.24		November 30, 2017	7,293,000	—	—	—
Rafael Ashkenazi, Chief Operating Officer, Rational Group	225,000	20.00	(2)	October 20, 2019	1,923,750	—	—	—

Notes:

(1)	These amounts are calculated based on the difference between the closing price of Common Shares on the TSX of $28.55 on December 31, 2014 and the exercise price of the respective Options.
(2)	This grant of Options was approved by the TSX in connection with the Rational Group Acquisition. The exercise price of such Options is equal to a price per share that is lower than the fair market value of the Common Shares at the date of grant.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information for each Named Executive Officer concerning the value vested of the options-based awards during the year ended December 31, 2014, as if such Options were exercised by the particular Named Executive Officer as of each respective vesting date during such period.

Name	Option-based awards Value vested during the year ($)(1)	Share-based awards Value vested during the year ($)	Non-equity incentive plan compensation Value vested during the year ($)
David Baazov, President and Chief Executive Officer	1,687,500	—	—
Daniel Sebag, Chief Financial Officer	675,000	—	—
Marlon D. Goldstein, Executive Vice-President, Corporate Development and General Counsel	4,406,250	—	—
Mauro Franic, Chief Operations Officer, Cadillac Jack	3,450,000	—	—
Rafael Ashkenazi, Chief Operating Officer, Rational Group	—	—	—

Note:

(1)	These amounts are calculated based on the difference between the closing price of Common Shares on the TSX on the respective vesting dates during the year ended December 31, 2014 and the exercise price of the respective Options as if such options had been exercised on such vesting dates.

Equity-Based Incentive Plans

At the Meeting, Shareholders will be asked to approve (i) the Ordinary Resolution to Approve the New Equity Incentive Plan and Amend the Stock Option Plan (see “Business of the Meeting – Approval of New Equity Incentive Plan and Stock Option Plan Amendment – Key Terms of the New Equity Incentive Plan”), and (ii) the Ordinary Resolution to Amend the Stock Option Plan (see “Business of the Meeting – Approval of Stock Option Plan Amendment”). If such resolutions are approved, future grants of equity-based awards by the Corporation will from then on be made pursuant to the New Equity Incentive Plan only, and the Stock Option Plan, as amended, will remain in effect exclusively in respect of outstanding Options granted thereunder.

The Stock Option Plan

Pursuant to the Stock Option Plan, the Board may, from time to time, in its discretion, and in accordance with the requirements of the TSX, grant non-transferable Options to purchase Common Shares. The Stock Option Plan is a “10% rolling” stock option plan pursuant to which unallocated Options thereunder must be re-approved by Shareholders by ordinary resolution every three years. Set forth below is a summary of certain key terms of the Stock Option Plan.

Eligibility

All directors, officers, employees and consultants of the Corporation or any of its subsidiaries are eligible to receive Options under the Stock Option Plan. The aggregate number of Common Shares issued to insiders of the Corporation within any one year period, or issuable to insiders of the Corporation at any time, under all security-based compensation arrangements of the Corporation, may not exceed 10% of the total number of issued and outstanding Common Shares of the Corporation at such time. The number of Common Shares that are, at any time, issuable within any 12-month period under the Stock Option Plan on the exercise of Options or pursuant to other security-based compensation arrangements of the Corporation, (i) to any one participant shall not exceed 5% of the then issued and outstanding Common Shares of the Corporation, (ii) to any consultant shall not exceed 2% of the then issued and outstanding Common Shares of the Corporation, and (iii) to any employee conducting investor relations activities shall not exceed an aggregate of 2% of the then issued and outstanding Common Shares of the Corporation to all employees conducting investor relations activities.

Term, Vesting and Exercise Price of Options

Options granted under the Stock Option Plan may have a term of up to five years. The exercise price of the Options is fixed at the date of grant and is based on the closing price of the Common Shares on the TSX on the day prior to the date of grant. Generally, and unless otherwise determined by the Board in its discretion, Options vest in equal annual amounts on each of the first, second, third and fourth anniversaries of the date of grant.

Termination of Options

If an optionee ceases to be in active employment or service with the Corporation or one of its subsidiaries (for any reason other than death, disability or termination for cause), the rights of such optionee to exercise any vested Options granted to him or her under the Stock Option Plan shall cease on the ninetieth (90th) day following the date when such optionee ceased to be in active employment or service with the Corporation or any of its subsidiaries, provided that, within such ninety (90) day period, the optionee may only exercise such Options to the extent that he or she was entitled to exercise them on the day immediately preceding the date he or she ceased to be in active employment or service with the Corporation or one of its subsidiaries.

If an optionee is terminated for cause, such optionee’s right to exercise any Options granted to him or her under the Stock Option Plan shall be deemed to have ceased and the Options shall be deemed to have been cancelled on the day immediately preceding the earlier of the date on which the Corporation gives the participant notice of his termination or the date on which the Corporation requires the participant to stop reporting to work.

Upon the death of an optionee, all unvested Options shall vest immediately provided that such optionee was in active employment or service with the Corporation or under disability at the time of such death. Any Options granted to such optionee under the Stock Option Plan will be exercisable for a period of up to one year following death. In the event of the disability of an optionee, any Options granted to such optionee under the Stock Option Plan will continue to vest and all vested Options will be exercisable in accordance with the terms of such Options.

Upon the occurrence of a “change of control” event (as defined in the Stock Option Plan), at the option of the Corporation, any or all outstanding Options may be assumed by the successor or continuing entity (if any), or the successor or continuing entity may provide substantially similar consideration to optionees as was provided to Shareholders at the time of the occurrence of the “change of control”. In the event that the successor or continuing entity refuses to assume or substitute any outstanding Options, the Corporation will so notify the optionees in writing and the optionees will have ten (10) business days following the date of such notice was given to exercise the vested Options as at the date of such notice, failing which such vested Options will be deemed to expire. Notwithstanding the foregoing, (i) in the case of a takeover bid, the optionees may elect to exercise all or any of the Options (whether vested or not at the time) for the purposes of tendering such Common Shares under such formal bid, and (ii) in the case of a business combination (going private transaction), the Corporation may terminate, subject to the completion of such business combination, all of the then outstanding Options by giving at least ten (10) days prior written notice of such termination to each of the optionees and paying to each of the optionees at the time of the completion of the business combination an amount equal to the fair market value of the Options.

Amendment and Termination of the Stock Option Plan

Subject to applicable law, the Board may at any time suspend or terminate the Stock Option Plan, provided that no such termination may cause prejudice to any Options granted prior to the termination of the Stock Option Plan. The Board may at any time and from time to time amend the Stock Option Plan to, among other things, (i) amend the eligibility criteria and the limits for participating in the Stock Option Plan; (ii) amend the conditions for granting and exercising Options; (iii) make additions, amendments or deletions to the Stock Option Plan in order to comply with the legislation governing the Stock Option Plan or the requirements of a regulatory body or stock exchange; (iv) correct or rectify any ambiguity, incorrect stipulation or omission in the text of the Stock Option Plan; (v) make any amendments in respect of the administration of the Stock Option Plan; (vi) amend the vesting provisions of the Stock Option Plan or any Option; (vii) amend the content of a grant agreement; (viii) amend the conditions governing the cancellation of Options; (ix) amend the conditions for the adjustment of Options; (x) amend the provisions governing the tax treatment of Options granted; or, (xi) amend the provisions regarding the legislation applicable to the Stock Option Plan.

Notwithstanding the foregoing, shareholder approval is required for the following amendments to the Stock Option Plan: (i) amendments to increase the maximum number of Common Shares issuable pursuant to the exercise of Options; (ii) any reduction in the exercise price or a cancellation of Options; (iii) an extension to the term of an Option;

(iv) an amendment allowing introduction or re-introduction of non-employee directors on a discretionary basis; and (v) amendments that would permit any optionee to transfer or assign their Options other than for ordinary estate settlement purposes.

The New Equity Incentive Plan

For a summary of the key terms of the New Equity Incentive Plan, see “Business of the Meeting – Approval of New Equity Incentive Plan and Stock Option Plan Amendment – Key Terms of the New Equity Incentive Plan”. A copy of the New Equity Incentive Plan is appended to this Information Circular as Schedule “D”.

Pension Plan Benefits

The Corporation had no deferred compensation plans or pension plans, defined contribution or otherwise, in place at any time during the year ended December 31, 2014. However, Mr. Franic participates in the Cadillac Jack 401(k) plan, effective January 1, 2002, as amended on July 1, 2014 (the “CJ 401(k) Plan”), pursuant to which he, along with other eligible employees of Cadillac Jack, is entitled to certain benefits. Although Mr. Ashkenazi is eligible to participate in Rational Group’s pension scheme, he has elected not to do so, and receives an “investment allowance” equal to an aggregate amount of 7% of his annual base salary, payable monthly, in lieu thereof pursuant to applicable law and subject to applicable taxes.

The CJ 401(k) Plan was adopted by Cadillac Jack to provide certain employees with the opportunity to save for retirement on a tax-advantaged basis. All employees of Cadillac Jack, other than (i) union employees whose employment is governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining, (ii) certain non-resident employees who have no earned income from sources within the United States, and (iii) leased employees, are eligible to participate in the CJ 401(k) Plan. Eligible participants in the CJ 401(k) Plan may elect to contribute a portion of their compensation (generally defined as a participant’s total compensation that is subject to income tax and paid to such participant by Cadillac Jack during a relevant year) to the CJ 401(k) Plan, and Cadillac Jack may also make contributions to the CJ 401(k) Plan on behalf of eligible participants, subject to certain limits imposed by applicable law. The following types of contributions may be made under the CJ 401(k) Plan: (i) employee salary deferrals, whereby an eligible participant may elect to reduce his or her compensation by a specific percentage or dollar amount and have that amount contributed to the CJ 401(k) Plan on a pre-tax basis as a salary deferral, (ii) employee rollover contributions, whereby an eligible participant may be permitted, at the discretion of Cadillac Jack, to deposit into the CJ 401(k) Plan distributions received by such participant from other retirement plans and certain individual retirement accounts on a “rollover” basis, which may result in tax savings for such participant, and (iii) employer matching contributions, whereby Cadillac Jack may make discretionary matching contributions equal to a uniform percentage of an eligible participant’s salary deferrals, which percentage is determined by Cadillac Jack annually. The aggregate amount of contributions that may be made to a participant’s account during the 2014 fiscal year could not exceed the lesser of $52,000 or 100% of such participant’s annual compensation (provided that the recognized annual compensation in respect of a participant for the purpose of the CJ 401(k) plan is capped, by law, at $260,000 for the 2014 fiscal year). Employer matching contributions are subject to a vesting schedule which is based on participants’ years of services with Cadillac Jack.

In case of termination of a participant’s employment with Cadillac Jack for reasons other than death, disability or retirement at normal retirement age (being 65 years old in the case of the CJ 401(k) Plan), such participant will be entitled to receive only the vested portion of its account balance in the CJ 401(k) Plan. Upon termination of a participant’s employment with Cadillac Jack on or after normal retirement age, or in the event of termination due to disability, all amounts in such terminated participant’s account in the CJ 401(k) Plan will become fully vested and will be distributed to the participant as of the date of termination. If a participant remains employed after having attained the normal retirement age, he or she can often defer the receipt of benefits until his or her actual termination of employment, but generally not later than age 70 1⁄2. In the event of death of a participant while such participant was still employed by Cadillac Jack, the aggregate of such participant’s account balance in the CJ 401(k) Plan will be distributed to such participant’s beneficiary (as determined in accordance with the CJ 401(k) Plan) as a death benefit. All distributions from the CJ 401(k) Plan are made in a single lump-sum payment to the participant (or, in the event of a distribution upon death, to the participant’s beneficiary), provided that participants may, subject to certain conditions, delay the distribution of their vested account balance.

Participants in the CJ 401(k) Plan are not entitled to assign their interest, including any vested interest, in their CJ 401(k) Plan account. Cadillac Jack has the right to terminate the CJ 401(k) Plan at any time, in which case no further contributions will be made to the CJ 401(k) Plan and all amounts credited to participants’ accounts will become 100% vested and will be distributed to participants as soon as practicable.

The following table presents certain statutory information regarding the benefits received by Mr. Franic pursuant to the CJ 401(k) Plan for the year ended December 31, 2014:

Name	Accumulated value at start of year (US$)	Compensatory (US$)	Accumulated value at year end (US$)
Mauro Franic, Chief Operating Officer, Cadillac Jack, Inc.	0	7,130	17,500

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets forth information concerning all amounts of compensation provided to the directors of the Corporation who are not members of the management of the Corporation for the year ended December 31, 2014.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Wesley K. Clark	54,277	—	9,308	—	—	—	63,585
Aubrey Zidenberg	45,702	—	10,533				56,235
Divyesh Gadhia	54,277	—	9,308	—	—	—	63,585
Harlan Goodson	59,445	—	9,308	—	—	—	68,753

Note:

(1)	The fair value of each granted Option was determined using the Black-Scholes option pricing model, according to IFRS 2 of the Handbook of the Canadian Institute of Chartered Accountants. The Corporation believes that this method produces a meaningful and reasonable estimate of fair value. The key assumptions used in the Black-Scholes option pricing model for calculating the value of the Options granted are as follows: risk free rate of 1.07 - 2.15% per annum, expected life of 3.25 - 3.75 years, a volatility of 52 - 60% and no dividend yield.

Narrative Discussion

From January 1, 2014 until September 8, 2014, the annual retainers for the non-management directors remained unchanged at $45,000, with the Chairman of the Audit Committee receiving an annual retainer of $52,500. In addition, for the same time period, each non-management director was entitled to a fee of $1,250 for each meeting of the Board or each committee which they attended in person and $625 for meetings of the Board or committee which they attended telephonically. As of September 8, 2014, however, the Corporation increased the annual retainers for all non-management directors to $75,000 and no additional fees were paid to the directors for attendance at meetings, whether in person or telephonically. Additional fees may, however, be paid to the directors of the Corporation in connection with certain specific projects or mandates, namely in connection with assisting the Corporation, in their capacity as directors, with gaming regulatory and certain other corporate compliance matters. For example, Mr. Goodson, in his capacity as a director, also serves on the compliance committee of the Corporation, a committee charged with overseeing all aspects of compliance with gaming regulatory and certain other corporate compliance matters (the “Compliance Committee”), as well as one of the Corporation’s wholly-owned subsidiary’s compliance committee. All directors are entitled to be reimbursed for reasonable travel expenses incurred with respect to their attendance at meetings of the Board. Furthermore, each director is eligible to receive Options under the Stock Option Plan.

During the year ended December 31, 2014, the Corporation granted each of Messrs. Clark, Gadhia and Goodson Options to purchase up to 6,000 Common Shares and granted Dr. Zidenberg Options to purchase up to 16,000 Common Shares. The aggregate cash compensation paid to the directors of the Corporation for services rendered in their capacities as directors during the financial year ended December 31, 2014, was $213,701.

The Corporate Governance, Nominating and Compensation Committee recommends director compensation levels to the Board, including compensation to be paid to the Chair of the Board and those acting as committee chairs, and shall set compensation levels that adequately reflect the applicable responsibilities being assumed.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding as of December 31, 2014 for each individual who acted as director of the Corporation but who was not a member of the management of the Corporation for the year ended December 31, 2014.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Wesley K. Clark	6,000	31.30	September 8, 2019	—	—	—	—
	12,500	4.20	September 4, 2017	304,375	—	—	—
	10,000	1.00	July 21, 2015	275,500	—	—	—
Aubrey Zidenberg	6,000	31.30	September 8, 2019	—
	10,000	4.90	January 10, 2018	236,500
Divyesh Gadhia	6,000	31.30	September 8, 2019	—	—	—	—
	12,500	4.20	September 4, 2017	304,375	—	—	—
	10,000	1.00	July 21, 2015	275,500	—	—	—
Harlan Goodson	6,000	31.30	September 8, 2019	—	—	—	—
	12,500	4.20	September 4, 2017	304,375	—	—	—
	10,000	1.00	July 21, 2015	275,500	—	—	—

Note:

(1)	These amounts are calculated based on the difference between the closing price of Common Shares on the TSX of $28.55 on December 31, 2014 and the exercise price of the respective Options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information for each individual who acted as director of the Corporation but who was not a member of the management of the Corporation concerning the value vested of the options-based awards during the year ended December 31, 2014.

Name	Option-based awards Value vested during the year(1) ($)	Non-equity incentive plan compensation Value vested during the year ($)
Wesley K. Clark	84,375	—
Aubrey Zidenberg	7,075	—
Divyesh Gadhia	84,375	—
Harlan Goodson	84,375	—

Note:

(1)	These amounts are calculated based on the difference between the closing price of Common Shares on the TSX on the respective vesting dates during the year ended December 31, 2014 and the exercise price of the respective Options as if such Options had been exercised on such vesting dates.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The table below summarizes information in relation to the Common Shares reserved for issuance under the Stock Option Plan as of December 31, 2014. The Stock Option Plan is the only equity-based incentive plan of the Corporation under which equity securities are currently authorized for issuance. At the Meeting, Shareholders will be asked to consider, and if deemed advisable, to approve the New Equity Incentive Plan, the key terms of which are summarized in this Information Circular under “Business of the Meeting – Approval of New Equity Incentive Plan and Stock Option Plan Amendment – Key Terms of the New Equity Incentive Plan”, along with the proposed amendment to the Stock Option Plan in connection therewith, and the other proposed amendments to the Stock Option Plan, the details of which are provided under “Business of the Meeting – Approval of Stock Option Plan Amendment”.

Plan	Number of securities to be issued upon exercise of outstanding Options	Weighted average exercise price of outstanding Options	Number of securities remaining available for future issuance under the Stock Option Plan (excluding securities reflected in the first column)(1)
Stock Option Plan	9,428,905	$16.76	3,924,499

Note:

(1)	This amount does not take into account the amount of Common Shares that will be reserved for issuance under the New Equity Incentive Plan upon approval thereof by the Shareholders at the Meeting.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation has purchased a directors’ and officers’ liability insurance policy with an annual aggregate limit of $150,000,000 (the “Primary Liability Policy”) as well as $70,000,000 of additional coverage in excess of the Primary Liability Policy, as well as primary coverage for certain exclusions contained in the Primary Liability Policy for itself, any of its subsidiaries and its and their directors and officers. The premium paid by the Corporation in the financial year ended December 31, 2014, in respect of the directors and officers of the Corporation as a group was $1,440,000. No part of the premium was paid by any director or officer. The deductible in respect of any claim ranges from $0 to $1,000,000 depending on the nature of the claim.

Moreover, the Corporation has entered into indemnification agreements with its directors and officers for liabilities and costs in respect of any action or suit against them in connection with the execution of their duties, subject to customary limitations prescribed by applicable law.

The Corporate Governance, Nominating and Compensation Committee is responsible for assessing the directors and officers insurance policy of the Corporation and making recommendations to the Board for its renewal or amendment or the replacement of the insurer.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As of May 14, 2015, no executive officer, director, proposed nominee for election as a director or employee, former or present, of the Corporation was indebted to the Corporation including in respect of indebtedness to others where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by the Corporation.

MANAGEMENT CONTRACTS

Management functions of the Corporation and its subsidiaries are not, to any degree, performed by a person or persons other than the directors or executive officers of the Corporation or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the Corporation’s knowledge, no material transaction involving the Corporation or any of its subsidiaries has been entered into since the beginning of the Corporation’s most recently completed financial year, or are proposed to be entered into, in which any director or executive officer of the Corporation, or any person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares or any director or executive officer of such persons or of any subsidiary of the Corporation or any proposed director of the Corporation and each of their associates or affiliates has had or expects to have a direct or indirect material interest.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board is of the view that maintaining effective corporate governance practices is an important factor which contributes to the general success of the Corporation. The Board has adopted specific policies regarding corporate governance, including without limitation a mandate for the Board (the “Board Mandate”), and charters for each of its committees, position descriptions for the roles of Chief Executive Officer, Chair of the Board and Lead Director, a code of business conduct, corporate governance guidelines, and a whistleblower policy. A copy of the Board Mandate is also appended as Schedule “C”. Copies of the Board Mandate, the charters for the Board committees as adopted and amended from time to time, the position descriptions for the roles of Chief Executive Officer, Chair of the Board and Lead Director and the corporate governance guidelines, as these are adopted and amended from time to time, as well as such other policies that may be adopted by the Corporation from time to time, may be, in each case as required by applicable law or as the Corporation otherwise determines, available on the Corporation’s website at www.amaya.com, and the disclosure provided under this section of this Information Circular pertaining to these matters, is qualified in its entirety by reference to the full text thereof.

Board

Pursuant to the Board Mandate, the Board is to be constituted at all times of a majority of individuals who meet or exceed the independence requirements of the NASDAQ Stock Market LLC (the “NASDAQ Rules”) and who are “independent” within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). The Board considers all relevant facts and circumstances in making a determination of independence for each director and, as appropriate, imposes independence requirements more stringent than those provided for by NASDAQ Rules and/or NI 58-101 to the extent required by Canadian or U.S. securities laws, including rules and policies promulgated by the U.S. Securities and Exchange Commission and the TSX. Generally, pursuant to such requirements, a director is considered “independent” of the issuer if he or she has no direct or indirect relationship with the issuer which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of the director’s independent judgment, provided that if certain relationships specified in such requirements are in effect the individual is deemed to be not independent. Currently, the Board is comprised of six directors, namely Messrs. Baazov, Sebag, Gadhia, Clark and Goodson and Dr. Zidenberg, of whom four, namely Messrs. Gadhia, Clark and Goodson and Dr. Zidenberg, have been affirmatively determined by the Board to be independent for the purposes of the NASDAQ Rules and NI 58-101. Messrs. Baazov and Sebag are not considered independent as each of them is an executive officer of the Corporation.

The Board is of the opinion that its current size is adequate and facilitates the efficiency of its deliberations, while ensuring a diversity of opinion and experience. The Corporation believes that each and every proposed director is eager to fulfil his obligations and assume his responsibilities in the best interests of the Corporation and the Shareholders. The independent directors of the Board shall regularly meet independently of management, including after Board meetings on an as-needed basis during the year.

Mr. Baazov is the Chairman of the Board and chairs meetings of the Board. Mr. Baazov is a member of the Corporation’s management and, therefore, is not independent. The Board believes that Mr. Baazov’s role as Chief Executive Officer and a significant Shareholder and his guidance of its successful development since assuming the role of Chief Executive Officer makes him uniquely suited to fulfill his role as Chairman of the Corporation.

To provide independent leadership for the independent directors, the Board has appointed Mr. Gadhia, an independent director, as Lead Director. In addition to the appointment of a Lead Director, the Board also provides leadership for its independent directors by formal Board meetings, encouraging independent directors to bring forth agenda items, and providing independent directors with access to senior management, outside advisors, and unfettered access to information regarding the Corporation’s activities. The relatively small size of the Board facilitates this process. In addition, as of June 30, 2014, the Corporation’s then existing compensation committee became the current Corporate Governance, Nominating and Compensation Committee, which is currently composed of all independent directors.

Directorships

Listed in the table below are the current directors of the Corporation who serve on the boards of directors of other reporting issuers (or the equivalent, including public companies of the United States):

Name of Director	Current Role with the Corporation	Other Current Directorships
Wesley K. Clark	• Director	• Bankers Petroleum Ltd. • BNK Petroleum, Inc. • Rentech Inc. • Petromanas Energy Inc. • root9B Technologies, Inc. • The Grilled Cheese Truck, Inc.
Aubrey Zidenberg	• Director	• Innova Gaming Group Inc.

Position Descriptions

The Corporation has adopted formal position descriptions for the Chair of the Board, the Chief Executive Officer and the Lead Director.

Chair of the Board

The primary responsibility of the Chair of the Board is to provide leadership to the Board to enhance Board effectiveness, including supervising management of the Corporation and overseeing the relationships between the Board, Shareholders and other stakeholders of the Corporation.

In general, the Chair fulfills his or her responsibility by, among other things: (i) overseeing the Board’s discharge of its duties and the delegation of responsibilities to all Board committees; (ii) organizing and presenting the agenda for Board meetings; (iii) assisting in reviewing and monitoring the long term business plan, strategies and policies of the Corporation and the achievement of their objectives; (iv) presiding over meetings of the Board; and (v) facilitating appropriate communication with management, senior officers and shareholders.

Chief Executive Officer

The primary responsibility of the Chief Executive Officer is to lead the Corporation by providing a strategic direction for the growth and profitable operation of the Corporation.

The Chief Executive Officer will be expected, in fulfilling his or her primary responsibilities, to: (i) oversee the appropriate management of day-to-day business affairs of the Corporation; (ii) develop and implement the Corporation’s business plan and strategies; (iii) keep the Board informed in a timely and candid manner of the progress of the Corporation towards the achievement of its established goals and of all material deviations from such goals or objectives; and (iv) take steps to build an effective management team.

Lead Director

The primary responsibility of the Lead Director, who must be an independent director, is to facilitate the functioning of the Board and to facilitate its exercise of independent judgment in fulfilling its responsibilities when the Chair of the Board is not an independent director. The Lead Director’s other responsibilities include: (i) acting as a liaison between the Chair of the Board and the independent directors, including serving as an independent contact for directors on matters deemed to be inappropriate to be discussed initially with the Chair of the Board or in other situations where the Chair of the Board is not available, (ii) communicating the views of the independent directors, Shareholders and other stakeholders of the Corporation to the Board Chair and senior management, and (iii) presiding over in camera independent director meeting.

Orientation and Continuing Education

The Corporate Governance, Nominating and Compensation Committee is currently responsible for the oversight of the orientation of new directors to familiarize them with the Corporation’s business and operations, including the Corporation’s reporting structure, strategic plans, significant financial, accounting and risk issues and compliance programs and policies, management and the external auditors, as well as ongoing educational opportunities for all directors.

The Board believes that it is important to orient new directors to the operations of the Corporation’s business and their role as a director and committee member, if applicable. To this end, management provides new members with, among other things, past Board materials and other private and public documents concerning the Corporation (including, but not limited to, the code of business conduct, whistleblower policy, confidentiality, disclosure and trading policy, the Board mandate and committee charters, corporate governance guidelines and position descriptions for the Chief Executive Officer, Chairman of the Board and Lead Director), provides for tours at Amaya’s expense at its facilities, and meetings with senior executives. Management also provides new directors with access to all of the Corporation’s background documents and records, including by-laws, corporate policies, organization structure and prior board and committee minutes. In addition, management makes a presentation to new directors regarding the nature and operations of our business.

To facilitate ongoing education, the directors are encouraged to communicate with management and the auditors, to keep themselves current with industry trends and developments and changes in legislation with the Corporation’s assistance, to attend industry seminars and to observe the Corporation’s operations first-hand. Although the Board oversees ongoing educational opportunities, no formal continuing education program currently exists for our directors; however, we encourage our directors to attend, enrol or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and have agreed to pay the cost of such courses and seminars. Each of our directors also has the responsibility for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a director. Individual directors are encouraged to identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings. In addition, independent directors Mr. Goodson, Mr. Gadhia and Dr. Zidenberg have extensive experience in the gaming industry. Mr. Goodson is also a member of the Corporation’s Compliance Committee, as is Ben Soave, an advisor to Amaya’s Board and former Chief Superintendent of the Royal Canadian Mounted Police.

The Corporation’s management ensures that the Board has timely access to the information it needs to carry out its duties. Directors receive a comprehensive package of information prior to each Board and Committee meeting.

Ethical Business Conduct

The Corporation has adopted a written code of business conduct (the “Code”) for the Corporation’s directors, officers and employees. The Code constitutes written standards that are designed to deter wrongdoing and promote, among other things: (i) honest and ethical conduct, including the handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) avoidance of conflicts of interest, including disclosure to a director or officer of the Corporation of any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest; (iii) safeguarding of the Corporation’s confidential information and integrity and protection of business information; (iv) maintenance of a healthy and safe work environment that is free of discrimination and harassment; (v) protection of employee privacy and personal information; (vi) dealing responsibly with persons outside the Corporation, including compliance with anti-corruption laws and lobbying legislation; (vii) compliance with other applicable governmental laws, rules and regulations; (viii) the prompt reporting to a director or officer (or if appropriate, to the Autorité des marchés financiers) of violations of the Code; and (ix) accountability and responsibility by all directors, officers and employees for adherence to the Code.

The Corporation monitors compliance with the Code and recommends disclosures as and when appropriate and required in accordance therewith. In addition, the Corporation reviews the Code with a view of complying with all applicable rules and regulations, receiving regular reports from management with respect to compliance with the Code, and satisfying itself that management has established a system to disclose the Code (and any amendments thereto) to the extent required. The Code is filed on SEDAR at www.sedar.com under the Corporation’s profile.

A director is required to disclose to the other directors information regarding any transaction or agreement in respect of which such director has a material interest and to abstain from voting on any matter in respect of such transaction or agreement. The director shall excuse himself or herself from the portion of any meeting at which such transaction of agreement is discussed. The Board does not monitor compliance with the Code but it regularly assesses compliance by its queries to management at Board meetings.

In addition to the Code, Amaya has adopted an Anti-Bribery and Anti-Corruption Policy for all employees, directors and officers of the Corporation. On January 24, 2014, Amaya hired Marlon D. Goldstein as its new Executive Vice-President, Corporate Development and General Counsel. Mr. Goldstein’s duties include overseeing the Corporation’s legal team. Subsequent to Mr. Goldstein’s hiring, the Corporation created a Compliance Committee charged with overseeing all aspects of compliance with gaming regulatory and other corporate compliance matters.

The Board monitors compliance with the Code by reserving the right to audit compliance with the Code and through the Corporation’s existing “whistleblower” policy, which provides a procedure for the submission of information by persons relating to possible violations of the Code.

Nomination of Directors and Succession

The Corporate Governance, Nominating and Compensation Committee, which is composed entirely of independent directors (as determined based on the standards set forth under “Statement of Corporate Governance Practices – Board”), is responsible for, among other things, identifying, recruiting and recommending to the Board qualified nominees for election as directors of the Corporation, reviewing the size of the Board from time to time and reviewing on an annual basis the competencies, skills and personal qualities of each existing director, and those competencies, skills and personal qualities that are required of directors in order to add value to the Corporation in light of the opportunities and risks facing the Corporation, the Corporation’s proposed strategy, the independence of the Board and the Corporation’s other corporate governance guidelines and policies.

In considering potential nominees for election as directors, the Corporate Governance, Nominating and Compensation Committee considers a number of factors, including those set out above, together with the independence, background, employment and qualifications of potential nominees and the alignment of such potential nominees’ competencies, skills and personal qualities with the Corporation’s needs. The Corporate Governance, Nominating and Compensation Committee recommends to the Board a proposed list of nominees for election as directors by the Shareholders in connection with each meeting of Shareholders at which directors are to be elected.

The Corporation’s corporate governance guidelines provide that no person shall be appointed or elected as a director after reaching 75 years of age. However, the Board has decided not to adopt term limits for the directors, believing that such a policy would have the effect of forcing directors off the Board who have developed, over a period of service, increased insight of the Corporation and, therefore can be expected to provide an increasing contribution to the Board. The Board recognizes the value of some turnover in Board membership and the Corporate Governance, Nominating and Compensation Committee is mandated annually to consider and recommend changes the composition of the Board.

The Corporate Governance, Nominating and Compensation Committee also has responsibility for reviewing, with the Chair of the Board and the Chief Executive Officer, the succession plans relating to the position of Chief Executive Officer and generally with respect to other senior positions, and to make recommendations to the Board with respect to the selection of individuals to occupy these positions, including reviewing plans in respect of an unexpected incapacitation of the Chief Executive Officer.

Board Mandate

The Board is responsible for the stewardship of the business and affairs of the Corporation, including, without limitation, the appointment of management, strategic planning, monitoring of financial performance, financial reporting and risk management.

The Board is responsible for, among other things: (i) approving the appointment of the Chief Executive Officer and all other senior management, and approving their compensation; (ii) satisfying itself as to the integrity of the management team and that they create a culture of integrity throughout the Corporation; (iii) approving its composition and size, selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation; and (iv) reviewing, questioning and approving the mission of the Corporation and its strategy, objectives and goals. In addition, the Board is responsible for: (i) monitoring of the Corporation’s performance and progress towards its strategic and operational goals; (ii) overseeing the identification and management of the Corporation’s principal business risks; (iii) approving and monitoring compliance with significant policies and procedures by which the Corporation operates; (iv) overseeing communications with Shareholders, employees, financial analysts, governments, regulatory authorities, media and Canadian and international communities; and (v) overseeing the accurate, timely and complete disclosure of all financial and other information or developments that have a significant and material impact on the Corporation.

Compensation

In addition to the items listed above under “Statement of Corporate Governance Practices – Nomination of Directors” the Board, after reviewing recommendations of the Corporate Governance, Nominating and Compensation Committee, is responsible for approving executive and director compensation, including with respect to: (i) compensation of the Corporation’s Chief Executive Officer and other members of senior management, and (ii) compensation disclosure in the annual report on executive compensation for inclusion in the Corporation’s management information circular. The Corporate Governance, Nominating and Compensation Committee has authority to retain independent compensation advisors and considers the independence of its external compensation advisors.

Refer to section “Statement of Executive Compensation – Compensation Discussion and Analysis – General” for additional details regarding the role and activities of the Corporate Governance, Nominating and Compensation Committee.

Other Board Committees

The Board has two committees: the Audit Committee and the Corporate Governance, Nominating and Compensation Committee. The Board has established these committees to assist it in fulfilling its mandate and to satisfy various regulatory obligations. The Board oversees the establishment and operation of all of its committees and the appointment, compensation and conduct of their members. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues. Refer to section “Audit Committee Information” for a description of the function of the Audit Committee.

Assessments

The Board receives recommendations from the Corporate Governance, Nominating and Compensation Committee, but retains responsibility for examining its size and composition on an annual basis. In addition, the Board has established a process for assessing, on an annual basis, the performance and effectiveness of the Board as a whole and each of its committees. This process is overseen by the Corporate Governance, Nominating and Compensation Committee and takes into consideration: (i) the solicitation and receipt of comments from directors; (ii) the Board Mandate; (iii) the charter of each of the Corporate Governance, Nominating and Compensation Committee and the Audit Committee (the “Audit Committee Charter”); and (iv) the performance of each individual director. The Corporate Governance, Nominating and Compensation Committee considers the performance of directors in determining whether to recommend that they be nominated for re-election. These assessments are currently done on an informal basis through discussion at committee and Board meetings due to the size of the Board and its committees.

As Chief Executive Officer of Amaya, Mr. Baazov is responsible for devising and implementing the general business strategies of the Corporation and reporting progress to the Board. As Chair, Mr. Baazov is responsible for preparing the agenda of the Board meetings and presiding over the meetings. The Chairpersons of the Board’s Audit and Corporate Governance, Nominating and Compensation Committees are responsible for leadership of their respective committees, including preparing the agenda, presiding over the meetings, making committee assignments and reporting to the Board.

Diversity

The Corporation values and welcomes a diversity of views and perspectives on the Board. The Corporation believes in diversity and values the benefits diversity can bring to the Board, including diversity of personal characteristics such as age, gender, character, geographic residence, business experience (including financial skills and literacy), functional expertise, demonstrated leadership, stakeholder expectations and culture. The composition of the Board is intended to reflect a diverse mix of skills, experience, knowledge and backgrounds, including an appropriate number of women directors.

However, the Corporation has not otherwise adopted a written policy for identifying and nominating women directors and does not have targets regarding the number or percentage of women on the Board. The Corporate Governance, Nominating and Compensation Committee recruits and considers candidates for director having regard for the background, employment and qualifications of possible candidates and the alignment of such candidate’s talents, competencies, skills and personal qualities with the Corporation’s needs and does not believe it is appropriate to fix targets that would prioritize a candidate on the basis of gender or other personal characteristics. The Committee does not specifically consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board as its focus is on the recruitment of candidates with the competencies, skills and personal qualities to add the highest value to the Board, rather than on the gender or other personal characteristics of particular candidates.

The Corporation is focused on finding executive talent to grow and expand its business. As such, it focuses on recruiting and retaining executive talent needed to develop and implement the Corporation’s strategy, objectives and goals without regard for the gender of potential candidates for executive officer positions. For this same reason, the Corporation has not adopted a target regarding women in executive officer positions. Currently, none of the Board members or executive officers of the Corporation are women.

AUDIT COMMITTEE INFORMATION

Purpose

The Audit Committee is established to fulfil applicable public company obligations respecting audit committees and to assist the Board in discharging its oversight responsibilities with respect to financial reporting to ensure the transparency and integrity of the Corporation’s published financial information. The Audit Committee’s responsibilities include overseeing: (i) the integrity of the Corporation’s financial statements and financial reporting process, including the audit process and the Corporation’s internal controls over financial reporting, disclosure controls and procedures and compliance with other related legal and regulatory requirements; (ii) the qualifications, independence, retention, compensation and work of the Corporation’s external auditors; (iii) the work of the Corporation’s financial management and internal auditors; (iv) enterprise risk management, privacy and data security; and (e) the auditing, accounting and financial reporting process generally. The Audit Committee is also responsible for pre-approving all non-audit services, procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of the Corporation and its subsidiaries of concerns regarding questionable accounting or auditing matters and for any additional matters delegated to the Audit Committee by the Board.

The Audit Committee has the right, for the purposes of performing its duties, to maintain direct communication with the Corporation’s external auditor and the Board, to inspect all books and records of the Corporation and its subsidiaries, to seek any information it requires from any employee of the Corporation and its subsidiaries, and to retain independent outside counsel or other advisors.

The Audit Committee is required to be comprised of a minimum of three directors, each of whom must be “independent” and “financially literate” (or words of similar import or meaning) and otherwise qualified within the meaning of applicable securities law and the rules of any applicable stock exchange. At least one member of the Audit Committee will also qualify as an “audit committee financial expert”, as defined by the applicable rules of the United States Securities and Exchange Commission. The Audit Committee meets regularly and as often as it deems necessary to perform the duties and discharge its responsibilities in a timely manner, but is required to meet at least four times a year.

Audit Committee Charter

The current Audit Committee Charter was adopted on April 22, 2015. The full text of the Audit Committee Charter is available on the Corporation’s website at www.amaya.com, and the disclosure provided under this section of this Information Circular, i.e., “Audit Committee Information”, is qualified in its entirety by reference to the full text thereof.

Composition

The Audit Committee is comprised of Messrs. Goodson, Clark and Gadhia, each of whom is “independent” and “financially literate” within the meaning of applicable securities law and the rules of applicable stock exchanges.

Relevant Education and Experience

Each member of the Corporation’s Audit Committee has an understanding of the generally accepted accounting principles applied by the Corporation, i.e., IFRS, and has the ability to understand a set of financial statements that presents a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements and its internal controls and procedures for financial reporting.

All three members of the Corporation’s Audit Committee serve or have served on a number of other boards of directors and have acquired financial education and/or experience that would result in them being “financially literate”.

Name of Director	Relevant Financial Education and Experience	Other Current Directorships
Harlan Goodson	• Lawyer • Accounting courses • Former audit committee member of a NASDAQ-listed company	• None
Divyesh Gadhia	• Chartered Accountant	• None
Wesley K. Clark	• Participated in review of financial statements while being a director on various boards • Investment banking experience and holds certain securities licenses	• Bankers Petroleum Ltd. • BNK Petroleum, Inc. • Rentech Inc. • Petromanas Energy Inc. • root9B Technologies, Inc. • The Grilled Cheese Truck, Inc.

Pre-approval Policies and Procedures for Audit Services

The Audit Committee has established a practice of approving audit and non-audit services provided by the external auditor. The Audit Committee has delegated to its Chairman, Mr. Goodson, the authority, to be exercised between regularly scheduled meetings of the Audit Committee, to pre-approve audit and non-audit services provided by the independent auditor. All such pre-approvals are reported by the Chairman at the next meeting of the Audit Committee following the pre-approval.

External Auditor Service Fees

On September 17, 2014, the Corporation changed its independent external auditor and the Board appointed Deloitte as successor auditor in replacement of Richter. The aggregate fees billed by Richter, until September 17, 2014, for the fiscal years ended December 31, 2014 and 2013, respectively, were as follows:

Description	2014 ($)	2013 ($)
Audit Fees(a)	0	250,000
Audit – Related Fees(b)	0	0
Tax Fees(c)	0	0
All Other Fees(d)	116,805	0

The aggregate fees billed by Deloitte beginning on September 17, 2014, for the fiscal year ended December 31, 2014, were as follows:

Description	September 17, 2014 to December 31, 2014 ($)
Audit Fees(a)	1,845,000
Audit – Related Fees(b)	51,000
Tax Fees(c)	166,000
All Other Fees(d)	0

Notes:

(a)	“Audit Fees” means the aggregate fees billed by the Corporation’s external auditor for audit services related to the annual financial statements of the Corporation and its wholly owned subsidiaries, and for services provided in connection with statutory and regulatory filings or similar engagements. In addition, audit fees include the cost of translation of various annual continuous disclosure documents of the Corporation (2013 audit services provided by Richter).

(b)	“Audit-Related Fees” means the aggregate fees billed for assurance and related services by the Corporation’s external auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as “Audit Fees”, including, without limitation, other attest services not required by statute or regulation.

(c)	“Tax Fees” means the aggregate fees billed for professional services rendered by the Corporation’s external auditor for tax compliance and assistance with various other tax related questions.

(d)	“All Other Fees” means the aggregate fees billed in the last fiscal year for products and services provided by the Corporation’s previous external auditor, Richter, other than the services reported under clauses (a), (b) and (c), above.

RECEIPT OF SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

Under the Business Corporations Act (Québec), a registered holder or beneficial owner of Common Shares that will be entitled to vote at the next annual meeting of Shareholders may submit to the Corporation, before January 30, 2016, a proposal in respect of any matter to be raised at such meeting.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com under the Corporation’s profile. Copies of the Corporation’s latest audited financial statements and any interim financial statements as well as MD&As are also available on request from the Secretary of the Corporation. Comparative financial information of the Corporation is provided in its financial statements and MD&As for the Corporation’s most recently completed financial year.

APPROVAL OF THE INFORMATION CIRCULAR

The content and transmission of this Information Circular have been approved by the Board.

Montréal, Québec, May 14, 2015.

(s) David Baazov
David Baazov Chairman of the Board, President and Chief Executive Officer

SCHEDULE “A”

CHANGE OF AUDITOR REPORTING PACKAGE

(See attached.)

AMAYA GAMING GROUP INC.

NOTICE OF CHANGE OF AUDITOR

PURSUANT TO NATIONAL INSTRUMENT 51-102

TO:	Richter LLP (“Richter”)
Deloitte LLP (“Deloitte”)

AND TO:	Autorité des marchés financiers
Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan

RE:	Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Dear Sirs/Mesdames:

Notice is hereby given, pursuant to Section 4.11 of NI 51-102, of a change of auditor of Amaya Gaming Group Inc. (the “Corporation”).

1.	Richter, the former auditors of the Corporation, tendered their resignation effective September 17, 2014 and the board of directors of the Corporation (the “Board”) have appointed Deloitte as successor auditors in their place.

2.	The former auditors of the Corporation resigned at the Corporation’s request.

3.	The resignation of Richter and appointment of Deloitte in their place has been approved by the Board.

4.	There have been no reservations contained in the former auditor’s reports on any of the Corporation’s financial statements relating to the two most recently completed financial years.

5.	There are no reportable events (as defined under 4.11(1) of NI 51-102).

Signed this 26th day of September 2014.

AMAYA GAMING GROUP INC.

By:	(signed) Daniel Sebag
Name: Daniel Sebag
Title: Chief Financial Officer

October 1, 2014

Autorité des marchés financiers

Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Re:	Notice of change of Auditors of Amaya Gaming Group Inc.

Dear Sirs/Mesdames:

We have read the Notice of Amaya Gaming Group Inc. dated September 26, 2014 and are in agreement with the statements contained in such Notice.

Yours very truly,

Richter LLP

Marie-Claude Frigon, CPA, CA

cc. Daniel Sebag, Chief Financial Officer, Amaya Gaming Group Inc.

Deloitte LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-7115
Fax: 514-390-4113
www.deloitte.ca

September 30, 2014

VIA SEDAR

TO:	Autorité des marchés financiers
Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan

Subject :

Amaya Gaming Group Inc. (the “Corporation”)

National Instrument 51-102 – Change of Auditors of a Reporting Issuer

Dear Sirs/Madam,

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated September 26, 2014 delivered to us by the Corporation.

Pursuant to paragraph 4.11 of National Instrument 51-102, please accept this letter as confirmation of Deloitte LLP that we have reviewed the Notice and based on our knowledge as at the time of receipt of the Notice, we agree with the statements in the Notice except that we have no basis to agree or disagree with the following statement:

“There are no reportable events (as defined under 4.11(1) of NI 51-102).”

Yours truly,

1	CPA auditor, CA, public accountancy permit No. A118581

Cc : Amaya Gaming Group Inc.

SCHEDULE “B”

ORDINARY RESOLUTION TO APPROVE THE NEW EQUITY INCENTIVE PLAN AND AMEND THE STOCK OPTION PLAN

“BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1.	The new equity incentive plan adopted by the board of directors of the Corporation (the “Board”) on May 14, 2015, (the “New Equity Incentive Plan”), in the form attached as Schedule “D” to the management information circular of the Corporation dated May 14, 2015 (the “Information Circular”), which provides for the issuance from time to time of up to a maximum of 10% of the issued and outstanding common shares of the Corporation at any such time, and the other key terms of which are set forth under “Business of the Meeting – Approval of New Equity Incentive Plan and Stock Option Plan Amendment – Key Terms of the New Equity Incentive Plan” in the Information Circular, is hereby ratified, authorized and approved.

2.	The proposed amendment to the current stock option plan of the Corporation (the “Stock Option Plan”) to limit the number of shares issuable thereunder to the number of options currently outstanding (the “Stock Option Plan Amendment”) is hereby ratified, authorized and approved. The Stock Option Plan Amendment amends section 5.1 of the Stock Option Plan to delete the first sentence thereof and replaces it with the following: “Subject to adjustment as provided for in Section 8 and any subsequent amendment to the Plan, the aggregate number of Shares reserved for issuance and which will be available for purchase pursuant to Options granted under the Option Plan will not exceed that amount of Options that are granted and outstanding on the date the Stock Option Plan Amendment is approved by the majority of Shareholders, on a disinterested shareholder basis”.

3.	The Corporation is hereby authorized to grant equity-based awards under the New Equity Incentive Plan in accordance with its terms until June 22, 2018.

5.	Any director or officer of the Corporation be and each of them is hereby authorized and directed, for and in the name of and on behalf of the Corporation, to execute and deliver or cause to be executed and delivered all documents, and to take any action, which, in such director’s or officer’s own discretion, is necessary or desirable to give effect to this resolution.”

B-1

SCHEDULE “C”

BOARD MANDATE

AMAYA INC.

MANDATE FOR THE BOARD OF DIRECTORS

GENERAL

The board of directors (the “Board”) of Amaya Inc. (the “Company”) is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management, all with a view to preserving and enhancing the business of the Company and its underlying value.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company must be paramount at all times.

INDEPENDENCE

The Board shall be constituted at all times of a majority of “independent directors” who either meet or exceed the independence requirements of the NASDAQ Stock Market LLC (“NASDAQ”) and who are “independent” within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). The Board will consider all relevant facts and circumstances in making a determination of independence for each director and, as appropriate, impose independence requirements more stringent than those provided for by NASDAQ and/or NI 58-101 to the extent required by Canadian or U.S. securities laws, including rules and policies promulgated by the U.S. Securities and Exchange Commission and the Toronto Stock Exchange. Each independent director who experiences a change in circumstances that could affect such director’s independence should deliver a notice of such change to the Company’s General Counsel.

RESPONSIBILITIES

The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for the day-to-day management of the Company. The Board discharges its responsibilities both directly and through its committees, the Audit Committee and the Corporate Governance, Nominating and Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues.

The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Company’s strategic objectives. Other principal duties include, but are not limited to, the following categories:

Appointment of Management

The Board is responsible for approving the appointment of the Chief Executive Officer and all other senior management, and approving their compensation, following a review of the recommendations of the Corporate Governance, Nominating and Compensation Committee.

In approving the appointment of the Chief Executive Officer and all other senior management, the Board will, to the extent feasible, satisfy itself as to the integrity of these individuals and that they create a culture of integrity throughout the Company.

The Board from time to time delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business, are reviewed by and are subject to the prior approval of the Board.

The Board oversees that succession planning programs are in place, including programs to train and develop management.

Board Organization

The Board will receive recommendations from the Corporate Governance, Nominating and Compensation Committee, but retains responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

The Board may delegate to Board committees matters it is responsible for, including, without limitation, the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board must retain its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Strategic Planning

The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the Company and its strategy, objectives and goals.

The Board is responsible for reviewing, providing input to, and approving the business, financial and strategic plans by which it is proposed that the Company may reach its objectives and goals.

Monitoring of Performance and Certain Financial Matters

The Board is responsible for enhancing congruence between shareholder expectations, Company plans and management performance.

The Board is responsible for adopting processes for monitoring the Company’s performance and progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Company.

The Board is responsible for reviewing and approving the audited financial statements, interim financial statements and the notes and Management’s Discussion and Analysis accompanying such financial statements.

The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company’s governing statute, including, without limitation, the payment of dividends, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

Risk Management

The Board is responsible for overseeing the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders.

Policies and Procedures

The Board is responsible for

(a) approving and monitoring compliance with all significant policies and procedures by which the Company operates; and

(b) approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations.

The Board shall enforce its policy respecting confidential treatment of the Company’s proprietary information and the confidentiality of Board deliberations.

Communications and Reporting

The Board has approved and will revise from time to time as circumstances warrant a communications plan to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities.

The Board is responsible for:

(a) overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

(b) taking steps to enhance the timely, accurate and complete disclosure of any other developments that have a significant and material impact on the Company;

(c) reporting annually to shareholders on its stewardship for the preceding year; and

(d) overseeing the Company’s implementation of systems which accommodate feedback from shareholders.

DATED April 22, 2015.

SCHEDULE “D”

NEW EQUITY INCENTIVE PLAN

AMAYA INC.

EQUITY INCENTIVE PLAN

JUNE 22, 2015

D-1

i

(continued)

ii

Amaya Inc.

Equity Incentive Plan

ARTICLE 1

PURPOSE

1.1	Purpose

The purpose of this Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, Employees and Consultants of the Corporation and its subsidiaries, to reward such of those Directors, Employees and Consultants as may be granted Awards under this Plan by the Board from time to time for their contributions toward the long term goals and success of the Corporation and to enable and encourage such Directors, Employees and Consultants to acquire Shares as long term investments and proprietary interests in the Corporation. This Plan is also intended to replace the Prior Plan (as defined below) as of the Effective Date and with respect to future grants and awards following such date.

ARTICLE 2

INTERPRETATION

2.1	Definitions

When used herein, unless the context otherwise requires, the following terms have the indicated meanings, respectively:

“Affiliate” means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person directly or indirectly owning or controlling 10% or more of any class of outstanding equity securities of such Person;

“Award” means any Option, Restricted Share Unit, Performance Share Unit, Deferred Share Unit, Restricted Share or Other Share-Based Award granted under this Plan;

“Award Agreement” means a signed, written agreement between a Participant and the Corporation, in the form or any one of the forms approved by the Plan Administrator, evidencing the terms and conditions on which an Award has been granted under this Plan and which need not be identical to any other such agreements;

“Board” means the board of directors of the Corporation;

“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks in the City of Toronto are open for commercial business during normal banking hours;

“Cause” means, with respect to a particular Employee:

(a)	“cause” as such term is defined in the employment or other written agreement between the Corporation or a Designated Affiliate and the Employee as described in Section 15.5(i); or

(b)	in the event there is no written or other applicable employment agreement between the Corporation or a Designated Affiliate as described in Section 15.5(i) or “cause” is not defined in such agreement, “cause” as such term is defined in the Award Agreement; or

(c)	in the event neither (a) nor (b) apply, then “cause” as such term is defined by applicable law or, if not so defined, such term shall refer to circumstances where an employer can terminate an individual’s employment without notice or pay in lieu thereof;

“Change in Control” means the occurrence of any one or more of the following events:

(a)

any transaction at any time and by whatever means pursuant to which any Person or any group of two or more Persons acting jointly or in concert (other than the Corporation or a wholly-owned subsidiary of the Corporation) hereafter acquires the direct or indirect “beneficial ownership” (as defined in the Securities Act (Ontario)) of, or acquires the right to exercise control or direction over, securities of the Corporation representing more than 50% of the then issued and outstanding voting securities of the Corporation,

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including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(b)	the sale, assignment or other transfer of all or substantially all of the assets of the Corporation to a Person other than a wholly-owned subsidiary of the Corporation;

(c)	the dissolution or liquidation of the Corporation, other than in connection with the distribution of assets of the Corporation to one or more Persons which were wholly-owned subsidiaries of the Corporation prior to such event;

(d)	the occurrence of a transaction requiring approval of the Corporation’s shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a wholly-owned subsidiary of the Corporation);

(e)	individuals who comprise the Board as of the last annual meeting of shareholders of the Corporation (the “Incumbent Board”) for any reason cease to constitute at least a majority of the members of the Board, unless the election, or nomination for election by the Corporation’s shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, and in that case such new director shall be considered as a member of the Incumbent Board; or

(f)	the Board determines that a Change in Control shall be deemed to have occurred in such circumstances as the Board shall determine;

provided that, notwithstanding clause (a), (b), (c) and (d) above, a Change in Control shall be deemed not to have occurred if immediately following the transaction set forth in clause (a), (b), (c) or (d) above: (A) the holders of securities of the Corporation that immediately prior to the consummation of such transaction represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of the Corporation hold (x) securities of the entity resulting from such transaction (the “Surviving Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (“voting power”) of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors or trustees of the Surviving Entity (the “Parent Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees of the Parent Entity, and (B) no Person or group of two or more Persons, acting jointly or in concert, is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a “Non-Qualifying Transaction” and, following the Non-Qualifying Transaction, references in this definition of “Change in Control” to the “Corporation” shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a company or a trust, references to the “Board” shall mean and refer to the board of directors or trustees, as applicable, of such entity).

Notwithstanding the foregoing, for purposes of any Award that constitutes “deferred compensation” (within the meaning of Section 409A of the Code), the payment of which would be accelerated upon a Change in Control, a transaction will not be deemed a Change in Control for Awards granted to any Participant who is a U.S. Taxpayer unless the transaction qualifies as “a change in control event” within the meaning of Section 409A of the Code.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (x) its sole purpose is to change the state or jurisdiction of the Corporation’s incorporation, or (y) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Corporation’s securities immediately before such transaction;

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time;

“Committee” has the meaning set forth in Section 3.2;

“Consultant” means an individual consultant or an employee or director of a consultant entity, other than an Employee Participant, who:

(a)	is engaged to provide services on a bona fide basis to the Corporation or a Designated Affiliate, other than services provided in relation to a distribution of securities of the Corporation or a Designated Affiliate;

(b)	provides the services under a written contract with the Corporation or a Designated Affiliate;

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(c)	spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Designated Affiliate;

“Control” means the relationship whereby a Person is considered to be “controlled” by a Person if:

(a)	in the case of a Person,

(i)	voting securities of the first-mentioned Person carrying more than 50% of the votes for the election of directors are held, directly or indirectly, otherwise than by way of security only, by or for the benefit of the other Person; and

(ii)	the votes carried by the securities are entitled, if exercised, to elect a majority of the directors of the first-mentioned Person;

(iii)	in the case of a partnership that does not have directors, other than a limited partnership, the second-mentioned Person holds more than 50% of the interests in the partnership; or

(b)	in the case of a limited partnership, the general partner is the second-mentioned Person.

“Corporation” means Amaya Inc.;

“Date of Grant” means, for any Award, the date specified by the Plan Administrator at the time it grants the Award (which, for greater certainty, shall be no earlier than the date on which the Board meets or otherwise acts for the purpose of granting such Award) or if no such date is specified, the date upon which the Award was granted;

“Deferred Share Unit” or “DSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 8;

“Designated Affiliate” means each Affiliate of the Corporation as designated by the Plan Administrator for purposes of the Plan from time to time;

“Director” means a director of the Corporation who is not an employee of the Corporation or an Affiliate of the Corporation;

“Disabled” or “Disability” means the permanent and total incapacity of a Participant as determined in accordance with procedures established by the Plan Administrator for purposes of this Plan;

“Effective Date” means the effective date of this Plan, being June 22, 2015;

“Employee” means an individual who:

(a)	is considered an employee of the Corporation or an Affiliate of the Corporation for purposes of source deductions under applicable tax or social welfare legislation; or

(b)	works full-time or part-time on a regular weekly basis for the Corporation or an Affiliate of the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or an Affiliate of the Corporation over the details and methods of work as an employee of the Corporation.

“Exchange” means the TSX and any other exchange on which the Shares are or may be listed from time to time;

“Exercise Notice” means a notice in writing, signed by a Participant and stating the Participant’s intention to exercise a particular Option;

“Exercise Price” means the price at which an Option Share may be purchased pursuant to the exercise of an Option;

“Expiry Date” means the expiry date specified in the Award Agreement (which shall not be later than the tenth (10th) anniversary of the Date of Grant) or, if not so specified, means the tenth (10th) anniversary of the Date of Grant;

“Individual Participant” means a Participant who is an individual;

“Insider” means an “insider” as defined by the TSX from time to time in its rules and regulations governing Security Based Compensation Arrangements and other related matter;

“Market Price” at any date in respect of the Shares shall be the closing price of such Shares on the TSX (and if listed on more than one Exchange, and the closing price on another Exchange is higher, then the highest of such

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closing prices) on the Date of Grant (or, if such Shares are not then listed and posted for trading on the TSX, on such stock exchange on which the Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that such Shares did not trade on such Business Day on the TSX or any other Exchange, the Market Price shall be the average of the bid and asked prices in respect of such Shares at the close of trading on such date. In the event that such Shares are not listed and posted for trading on any Exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

“NI 45-106” means National Instrument 45-106 Prospectus and Registration Exemptions of the Canadian Securities Administrators, as amended from time to time;

“Option” means a right to purchase Shares under this Plan that is non-assignable and non-transferable unless otherwise approved by the Plan Administrator;

“Option Shares” means Shares issuable by the Corporation upon the exercise of outstanding Options;

“Other Share-Based Award” means any right granted under Section 9.1;

“Participant” means an Employee, Consultant or Director to whom an Award has been granted under this Plan and their Permitted Assigns;

“Participant’s Employer” means with respect to a Participant that is or was an Employee, the Corporation or such Affiliate of the Corporation as is or, if the Participant has ceased to be employed by the Corporation or such Affiliate of the Corporation, was the Participant’s Employer;

“Performance Goals” means performance goals expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Corporation, Affiliate of the Corporation, a division of the Corporation or Affiliate of the Corporation, or an individual, or may be applied to the performance of the Corporation or an Affiliate of the Corporation relative to a market index, a group of other companies or a combination thereof, or on any other basis, all as determined by the Plan Administrator;

“Performance Share Unit” or “PSU” means any right granted under Section 6.1 of the Plan;

“Permitted Assign” has the meaning assigned to that term in NI 45-106;

“Person” includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

“Plan” means this Equity Incentive Plan, as may be amended from time to time;

“Plan Administrator” means the Board, or if the administration of this Plan has been delegated by the Board to the Committee pursuant to Section 3.2, the Committee;

“Prior Plan” means the Corporation’s 2010 Stock Option Plan, as amended;

“Restricted Period” means the period during which Restricted Shares are subject to restrictions as set out in the Award Agreement;

“Restricted Share Unit” or “RSU” means a right to receive a Share or a Restricted Share granted, as determined by the Plan Administrator, under Section 5.1;

“Restricted Shares” means Shares granted to a Participant under Section 7.1 that are subject to certain restrictions and to a risk of forfeiture;

“Securities Laws” means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Corporation or to which it is subject;

“Security Based Compensation Arrangement” has the meaning given to that term in the Company Manual of the TSX, as amended from time to time;

“Share” means one (1) common share in the capital of the Corporation as constituted on the Effective Date or after an adjustment contemplated by Article 12, such other shares or securities to which the holder of an Award may be entitled as a result of such adjustment;

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“Termination Date” means:

(a)	in the case of an Employee whose employment with the Corporation or a Designated Affiliate terminates in the circumstances set out in Subsection 11.2(a) or Subsection 11.2(b), (i) the date designated by the Employee and the Corporation or a Designated Affiliate in a written employment agreement, or other written agreement between the Employee and Corporation or a Designated Affiliate, or (ii) if no written employment agreement exists, the date designated by the Corporation or a Designated Affiliate, as the case may be, on which an Employee ceases to be an employee of the Corporation or the Designated Affiliate, as the case may be, provided that, in the case of termination of employment by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given, and “Termination Date” specifically does not mean the date of termination of any period of reasonable notice that the Corporation or the Designated Affiliate (as the case may be) may be required by law to provide to the Participant;

(b)	in the case of a Consultant whose consulting agreement or arrangement with the Corporation or a Designated Affiliate, as the case may be, terminates in the circumstances set out in Subsection 11.2(d) or Subsection 11.2(e), the date that is designated by the Corporation or the Designated Affiliate (as the case may be), as the date on which the Participant’s consulting agreement or arrangement is terminated, provided that in the case of voluntary termination by the Participant of the Participant’s consulting agreement or other written arrangement, such date shall not be earlier than the date notice of voluntary termination was given, and “Termination Date” specifically does not mean the date on which any period of notice of termination that the Corporation or the Designated Affiliate (as the case may be) may be required to provide to the Participant under the terms of the consulting agreement or arrangement expires; or

(c)	in the case of a Director who ceases to hold office in the circumstances set out in Subsection 11.2(f), the date upon which the Participant ceases to hold office; and

“TSX” means the Toronto Stock Exchange;

“U.S.” means the United States of America.

“U.S. Taxpayer” shall mean a Participant who, with respect to an Award, is subject to taxation under the applicable U.S. tax laws.

2.2	Interpretation

(a)	Whenever the Board, the Committee or the Plan Administrator exercises discretion in the administration of this Plan, the term “discretion” means the sole and absolute discretion of the Board, Committee or Plan Administrator, as the case may be.

(b)	As used herein, the terms “Article”, “Section”, “Subsection” and “clause” mean and refer to the specified Article, Section, Subsection and clause of this Plan, respectively.

(c)	Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(d)	Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day. In the event an action is required to be taken or a payment is required to be made on a day which is not a Business Day such action shall be taken or such payment shall be made by the immediately preceding Business Day.

(e)	Unless otherwise specified, all references to money amounts are to Canadian currency.

(f)	The headings used herein are for convenience only and are not to affect the interpretation of this Plan.

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ARTICLE 3

ADMINISTRATION

3.1	Administration

Subject to Section 3.2, this Plan will be administered by the Plan Administrator and the Plan Administrator has sole and complete authority, in its discretion, to:

(a)	determine the individuals to whom grants under the Plan may be made;

(b)	make grants of Awards under the Plan relating to the issuance of Shares (including any combination of Options, Restricted Share Units, Performance Share Units, Deferred Share Units, Restricted Shares or Other Share-Based Awards) in such amounts, to such Persons and, subject to the provisions of this Plan, on such terms and conditions as it determines including without limitation:

(i)	the time or times at which Awards may be granted;

(ii)	the conditions under which:

(A)	Awards may be granted to Participants; or

(B)	Awards may be forfeited to the Corporation,

including any conditions relating to the attainment of specified Performance Goals;

(iii)	the number of Shares to be covered by any Award;

(iv)	the price, if any, to be paid by a Participant in connection with the purchase of Shares covered by any Awards;

(v)	whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any Award, and the nature of such restrictions or limitations, if any; and

(vi)	any acceleration of exercisability or vesting or Restricted Period, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine;

(c)	establish the form or forms of Award Agreements;

(d)	cancel, amend, adjust or otherwise change any Award under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of this Plan;

(e)	construe and interpret this Plan and all Award Agreements;

(f)	adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to this Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws; and

(g)	make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

3.2	Delegation to Committee

(i)	The initial Plan Administrator shall be the Board.

(ii)	To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board (the “Committee”) all or any of the powers conferred on the Plan Administrator pursuant to this Plan, including the power to sub-delegate to any specified officer(s) of the Corporation or its Subsidiaries all or any of the powers delegated by the Board. In such event, the Committee or any sub-delegate will exercise the powers delegated to it in the manner and on the terms authorized by the delegating party. Any decision made or action taken by the Committee or sub-delegate arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive and binding on the Corporation and all Affiliates of the Corporation, all Participants and all other Persons.

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3.3	Determinations Binding

Any decision made or action taken by the Board, the Committee or any officers or employees to whom authority has been delegated pursuant to Subsection 3.2 arising out of or in connection with the administration or interpretation of this Plan is final, conclusive and binding on the Corporation, the affected Participant(s), their legal and personal representatives and all other Persons.

3.4	Eligibility

All Employees, Consultants and Directors are eligible to participate in the Plan, subject to Subsections 11.1(c) and 11.2(g). Eligibility to participate does not confer upon any Employee, Consultant or Director any right to receive any grant of an Award pursuant to the Plan. The extent to which any Employee, Consultant or Director is entitled to receive a grant of an Award pursuant to the Plan will be determined in the sole and absolute discretion of the Plan Administrator.

3.5	Board Requirements

Any Award granted under this Plan shall be subject to the requirement that, if at any time the Corporation shall determine that the listing, registration or qualification of the Shares issuable pursuant to such Award upon any securities exchange or under any Securities Laws of any jurisdiction, or the consent or approval of the Exchange and any securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, such Award may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval. Participants shall, to the extent applicable, cooperate with the Corporation in complying with such legislation, rules, regulations and policies.

3.6	Total Shares Subject to Awards

(a)	Subject to adjustment as provided for in Article 12 and any subsequent amendment to the Plan, the aggregate number of Shares reserved for issuance pursuant to Awards granted under the Plan and the Prior Plan shall not exceed 10% of the Shares issued and outstanding from time to time.

(b)	To the extent any (i) Awards (or portion(s) thereof) under the Plan or (ii) awards (or portion(s) thereof) under the Prior Plan terminate or are cancelled for any reason prior to exercise in full, or are surrendered to the Corporation by the Participant, except surrenders relating to the payment of the purchase price of any such award or the satisfaction of the tax withholding obligations related to any such award, the Shares subject to such awards (or portion(s) thereof) shall be added back to the number of Shares reserved for issuance under this Plan and will again become available for issuance pursuant to the exercise of Awards granted under this Plan.

(c)	Any Shares issued by the Corporation through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Shares available for issuance pursuant to the exercise of Awards granted under this Plan.

3.7	Limits on Grants of Awards

Notwithstanding anything in this Plan:

(a)	the aggregate number of Shares:

(i)	issuable to Insiders at any time, under all of the Corporation’s Security Based Compensation Arrangements, shall not exceed ten (10%) percent of the issued and outstanding Shares; and

(ii)	issued to Insiders within any one year period, under all of the Corporation’s Security Based Compensation Arrangements, shall not exceed ten (10%) percent of the issued and outstanding Shares,

provided that the acquisition of Shares by the Corporation for cancellation shall not constitute non-compliance with this Section 3.7 for any Awards outstanding prior to such purchase of Shares for cancellation.

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(b)	the aggregate number of Shares issuable to Directors, at any time, under all of the Corporation’s Security Based Compensation Arrangements shall not exceed one (1%) percent of the issued and outstanding Shares and within any one financial year of the Corporation the aggregate fair value on the Date of Grant of all Awards granted to any Director under all of the Corporation’s Security Based Compensation Arrangements shall not exceed $100,000; provided that such limits shall not apply to DSUs granted to the Director in lieu of any cash retainer or meeting fees and such DSUs shall not be included in determining the limits where the aggregate accounting fair value on the Date of Grant of such DSUs is equal to the amount of the cash retainer or meeting fees in respect of which such DSUs were granted.

3.8	Award Agreements

Each Award under this Plan will be evidenced by an Award Agreement. Each Award Agreement will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Plan Administrator may direct. Any one officer of the Corporation is authorized and empowered to execute and deliver, for and on behalf of the Corporation, an Award Agreement to each Participant granted an Award pursuant to this Plan.

3.9	Permitted Assigns

Awards may be transferred by Employees, Directors and Consultants to a Permitted Assign of an Employee, Director or Consultant as applicable, or as may otherwise be approved by the Plan Administrator. In any such case, the provisions of Article 11 shall apply to the Award as if the Award was held by the Employee, Director or Consultant rather than such person’s Permitted Assign.

In the event of the death of the Permitted Assign, the Award shall be automatically transferred to the Employee, Director or Consultant who effected the transfer of the Award to the deceased Permitted Assign. If any Participant has transferred Awards to a corporation pursuant to this Section 3.9, such Awards will terminate and be of no further force or effect if at any time the transferor should cease to own all of the issued shares of such corporation.

3.10	Non-transferability of Awards

Except as permitted under Section 3.9 or as otherwise permitted by the Plan Administrator, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect.

ARTICLE 4

OPTIONS

4.1	Grant of Options

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Options to any Participant. The terms and conditions of each Option grant shall be evidenced by an Award Agreement.

4.2	Exercise Price

The Plan Administrator will establish the Exercise Price at the time each Option is granted, which Exercise Price must in all cases be not less than the Market Price on the Date of Grant.

4.3	Term of Options

Subject to any accelerated termination as set forth in this Plan, each Option expires on its Expiry Date.

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4.4	Vesting and Exercisability

(a)	Unless otherwise specified by the Plan Administrator at the time of granting an Option and except as otherwise provided in this Plan, each Option will vest and be exercisable as follows subject to the Participant continuing to be an Employee, Consultant, or Director, as applicable, or as otherwise agreed to by the Board:

Total Number of Option Shares that may be Purchased	Vesting Date
25%	From the first anniversary of the Date of Grant.
25%	From the second anniversary of the Date of Grant.
25%	From the third anniversary of the Date of Grant.
25%	From the fourth anniversary of the Date of Grant.

(b)	Once an instalment becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as may be otherwise set forth in any written employment agreement, or other written agreement between the Corporation or a Designated Affiliate and the Participant. Each Option or instalment may be exercised at any time or from time to time, in whole or in part, for up to the total number of Option Shares with respect to which it is then exercisable. The Plan Administrator has the right to accelerate the date upon which any instalment of any Option becomes exercisable.

(c)	Subject to the provisions of this Plan and any Award Agreement, Options shall be exercised by means of a fully completed Exercise Notice delivered to the Corporation.

(d)	The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in Section 4.4, such as performance-based vesting conditions.

4.5	Payment of Exercise Price

Unless otherwise specified by the Plan Administrator at the time of granting an Option, the Exercise Notice must be accompanied by payment in full of the purchase price for the Option Shares to be purchased. The Exercise Price must be fully paid by certified cheque, bank draft or money order payable to the Corporation or by such other means as might be specified from time to time by the Plan Administrator, which may include (i) through an arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation) whereby payment of the exercise price is accomplished with the proceeds of the sale of Shares deliverable upon the exercise of the Option, (ii) through any cashless exercise process as may be approved by the Plan Administrator, or (iii) such other consideration and method of payment for the issuance of Shares to the extent permitted by the Securities Laws, or any combination of the foregoing methods of payment.

No Shares will be issued or transferred until full payment therefor has been received by the Corporation.

ARTICLE 5

RESTRICTED SHARE UNITS

5.1	Grant of RSUs

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any Participant. The terms and conditions of each RSU grant shall be evidenced by an Award Agreement.

5.2	Vesting of RSUs

The Plan Administrator shall have the authority to determine at the time of grant, in its sole discretion, the duration of the vesting period and other vesting terms applicable to the grant of RSUs.

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5.3	Delivery of Shares

Unless otherwise specified in the Award Agreement, as soon as practicable following the expiry of the applicable vesting period, or at such later date as may be determined by the Plan Administrator in its sole discretion at the time of grant, the Corporation shall issue fully paid and non-assessable Shares pursuant to the RSUs to the Participant or as the Participant may direct.

ARTICLE 6

PERFORMANCE SHARE UNITS

6.1	Grant of PSUs

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any Participant. The terms and conditions of each PSU grant shall be evidenced by an Award Agreement. Each PSU will consist of a right to receive a Share upon the achievement of such Performance Goals during such performance periods as the Plan Administrator will establish.

6.2	Terms of PSUs

The Performance Goals to be achieved during any performance period, the length of any performance period, the amount of any PSU granted, the termination of a Participant’s employment and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award Agreement.

6.3	Performance Goals

The Plan Administrator will issue Performance Goals prior to the Date of Grant to which such Performance Goals pertain. The Performance Goals may be based upon the achievement of corporate, divisional or individual goals, and may be applied relative to performance relative to an index or comparator group, or on any other basis determined by the Plan Administrator. The Plan Administrator may modify the Performance Goals as necessary to align them with the Corporation’s corporate objectives. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur).

6.4	Delivery of Shares

Unless otherwise specified in the Award Agreement, as soon as practicable following the expiry of the applicable vesting period, or at such later date as may be determined by the Plan Administrator in its sole discretion at the time of grant, the Corporation shall issue fully paid and non-assessable Shares pursuant to the PSUs to the Participant or as the Participant may direct.

ARTICLE 7

RESTRICTED SHARES

7.1	Grant of Restricted Shares

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Restricted Shares to any Participant, which shall be held by the Corporation or its designee in escrow until such time as the Restricted Period lapses. The terms and conditions of each Restricted Shares grant shall be evidenced by an Award Agreement.

Subject to the restrictions set forth in Section 7.2, except as otherwise set forth in the applicable Award Agreement, the Participant shall generally have the rights and privileges of a shareholder as to such Restricted Shares, including the right to vote such Restricted Shares. Unless otherwise set forth in a Participant’s Award Agreement, cash dividends and

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stock dividends, if any, with respect to the Restricted Shares shall be withheld by the Corporation for the Participant’s account, and shall be subject to forfeiture until released, in each case, to be released at the same time and in the same proportion as the lapse of restrictions on the Restricted Shares to which such dividends relate. Except as otherwise determined by the Plan Administrator, no interest will accrue or be paid on the amount of any dividends withheld.

7.2	Restrictions on Transfer

In addition to any other restrictions set forth in a Participant’s Award Agreement, until such time that the Restricted Period for the Restricted Shares has lapsed pursuant to the terms of the Award Agreement, which Restricted Period the Plan Administrator may in its sole discretion accelerate at any time, the Participant shall not be permitted to sell, transfer, pledge, or otherwise encumber the Restricted Shares. Notwithstanding anything contained herein to the contrary, the Plan Administrator shall have the authority to remove any or all of the restrictions on the Restricted Shares whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date of the Restricted Shares Award, such action is appropriate.

7.3	Effect of Termination of Employment or Services

Except as may otherwise be provided in the applicable Award Agreement or by the Plan Administrator, in the event of a Participant’s termination of employment or services with the Corporation and all Affiliates of the Corporation for any reason prior to the time that the Restricted Period for the Participant’s Restricted Shares has lapsed, as soon as practicable following such termination of employment or services, the Corporation shall repurchase from the Participant, and the Participant shall sell, all of such Participant’s Restricted Shares for which the Restricted Period has not lapsed at a purchase price equal to the cash amount, if any, paid by the Participant for the Restricted Shares, or if no cash amount was paid by the Participant for the Restricted Shares, such Restricted Shares shall be forfeited by the Participant to the Corporation for no consideration as of the date of such termination of employment or services.

ARTICLE 8

DEFERRED SHARE UNITS

8.1	Grant of Deferred Share Units

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant DSUs to any Participant.

All DSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant. The terms and conditions of each DSU grant shall be evidenced by an Award Agreement.

8.2	Settlement of DSUs

DSUs shall be settled on the date established in the Award Agreement (the “Settlement Date”); provided, however that in no event shall a DSU Award be settled prior to the date of the applicable Participant’s separation from service. If the Award Agreement does not establish a date for the settlement of the DSUs, then the Settlement Date shall be the date of separation from service, subject to the delay that may be required under Section 13.6 below. On the Settlement Date for any DSU:

(a)	the Participant shall deliver a cheque payable to the Corporation (or payment by such other method as may be acceptable to the Corporation) representing payment of any amounts required by the Corporation to be withheld in connection with such settlement as contemplated by Section 10.3; and

(b)	the Corporation shall issue fully paid and non-assessable Shares pursuant to the DSUs to the Participant or as the Participant may direct.

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ARTICLE 9

OTHER SHARE-BASED AWARDS

9.1	Grant of Other Share-Based Awards

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Other Share-Based Awards to any Participant. The terms and conditions of each Other Share-Based Award grant shall be evidenced by an Award Agreement. Each Other Share-Based Award shall consist of a right (1) which is other than an Award or right described in Article 4, 5, 6, 7 or 8 above and (2) which is denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares) as are deemed by the Plan Administrator to be consistent with the purposes of the Plan; provided, however, that such right will comply with applicable law. Subject to the terms of the Plan and any applicable Award Agreement, the Plan Administrator will determine the terms and conditions of Other Share-Based Awards. Shares or other securities delivered pursuant to a purchase right granted under this Section 9.1 will be purchased for such consideration, which may be paid by such method or methods and in such form or forms, including, without limitation, cash, Shares, other securities, other Awards, other property, or any combination thereof, as the Plan Administrator shall determine.

ARTICLE 10

ADDITIONAL AWARD TERMS

10.1	Dividend Equivalents

(a)	Unless otherwise determined by the Plan Administrator and set forth in the particular Award Agreement, RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held by the Participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places. Dividend equivalents credited to a Participant’s accounts shall vest in proportion to the RSUs, PSUs and DSUs to which they relate.

(b)	The Plan Administrator may in its discretion include in an Award Agreement applicable to an Other Share-Based Award a dividend equivalent right entitling the Participant to receive amounts equal to the normal cash dividends that would be paid, during the time such Award is outstanding and unexercised, on the Shares covered by such Award if such Shares were then outstanding and may decide whether such payments shall be made in cash, in Shares or in another form, whether they shall be conditioned upon the vesting of the Award to which they relate, the time or times at which they shall be made, and such other terms and conditions as the Plan Administrator shall deem appropriate.

(c)	The foregoing does not obligate the Corporation to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

10.2	Black-out Period

If an Award expires during, or within five business days after, a routine or special trading black-out period imposed by the Corporation to restrict trades in the Corporation’s securities, then, notwithstanding any other provision of this Plan, unless the delayed expiration would result in tax penalties, the Award shall expire ten business days after the trading black-out period is lifted by the Corporation.

10.3	Withholding Taxes

The granting or vesting or lapse of the Restricted Period of each Award under this Plan is subject to the condition that if at any time the Plan Administrator determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such grant, vesting or lapse of the Restricted Period, such action is not effective unless such withholding has been effected to the satisfaction of the Plan Administrator. In such

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circumstances, the Plan Administrator may require that a Participant pay to the Corporation the minimum amount as the Corporation or an Affiliate of the Corporation is obliged to remit to the relevant taxing authority in respect of the granting or vesting or lapse of the Restricted Period of the Award. Any such additional payment is due no later than the date on which such amount with respect to the Award is required to be remitted to the relevant tax authority by the Corporation or an Affiliate of the Corporation, as the case may be. Alternatively, and subject to any requirements or limitations under applicable law, the Corporation may (a) withhold such amount from any remuneration or other amount payable by the Corporation or any Designated Affiliate to the Participant, (b) require the sale of a number of Shares issued upon exercise, vesting, or settlement of such Award and the remittance to the Corporation of the net proceeds from such sale sufficient to satisfy such amount or (c) enter into any other suitable arrangements for the receipt of such amount.

10.4	Recoupment

Notwithstanding any other terms of this Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Corporation or an Affiliate of the Corporation and in effect at the Date of Grant of the Award, or as otherwise required by law or the rules of the Exchange. The Committee may at any time waive the application of this Section 10.4 to any Participant or category of Participants.

ARTICLE 11

TERMINATION OF EMPLOYMENT OR SERVICES

11.1	Death or Disability

Unless otherwise determined by the Plan Administrator and set forth in an Award Agreement, if a Participant dies or becomes Disabled while an Employee, Director or Consultant:

(a)	a portion of the next instalment of any Awards due to vest (or for which the Restricted Period is due to lapse) shall immediately vest (or cease to be restricted) such portion to equal to the number of Awards next due to vest (or cease to be restricted) multiplied by a fraction the numerator of which is the number of days elapsed since the date of vesting (or lapse of Restricted Period) of the last instalment of the Awards (or if none have vested or have ceased to be restricted, the Date of Grant) to the date of Disability or death and the denominator of which is the number of days between the date of vesting (or lapse of Restricted Period) of the last instalment of the Awards (or if none have vested or have ceased to be restricted, the Date of Grant) and the date of vesting (or lapse of Restricted Period) of the next instalment of the Awards; and

(b)	subject to Subsections 11.1(a) and 11.1(c), any Awards held by the Participant that are not yet vested (or for which the Restricted Period has not lapsed) at the date of Disability or death shall be forfeited to the Corporation 30 days after the date of Disability or death; and

(c)	such Participant’s eligibility to receive further grants of Awards under the Plan ceases as of the date of Disability or death.

11.2	Termination of Employment or Services

Subject to Section 11.3, unless otherwise specified by the Plan Administrator at the time of granting an Award:

(a)	where, in the case of an Employee, an Individual Participant’s employment is terminated by the Corporation or a Designated Affiliate without Cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice), then each Option held by the Individual Participant that has vested as of the Termination Date continues to be exercisable by the Individual Participant until the earlier of: (i) its Expiry Date; and (ii) the date that is 90 days after the Termination Date. Any Option or other Award held by the Individual Participant that has not vested (or for which the Restricted Period has not lapsed) as of the Termination Date is immediately forfeited and cancelled as of the Termination Date;

(b)

where, in the case of an Employee, an Individual Participant’s employment terminates by reason of voluntary resignation by the Individual Participant, then each Option held by the Individual Participant that has vested

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as of the Termination Date continues to be exercisable by the Individual Participant until the earlier of: (i) its Expiry Date; and (ii) the date that is 90 days after the Termination Date. Any Option or other Award held by the Individual Participant that has not vested (or for which the Restricted Period has not lapsed) as of the Termination Date is immediately forfeited and cancelled as of the Termination Date;

(c)	where, in the case of an Employee, an Individual Participant’s employment terminates by reason of termination by the Corporation or a Designated Affiliate for Cause, then any Option or other Award held by the Individual Participant, whether or not it has vested (or the Restricted Period has lapsed) as of the Termination Date, is immediately forfeited and cancelled as of the Termination Date;

(d)	where, in the case of a Consultant, a Participant’s consulting agreement or arrangement terminates by reason of termination by the Corporation or a Designated Affiliate for any reason whatsoever other than (i) for breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Participant’s consulting agreement or arrangement) or (ii) due to the death or Disability of the Individual Participant, then each Option held by the Participant that has vested as of the Termination Date continues to be exercisable by the Participant until the earlier of: (i) its Expiry Date; and (ii) the date that is 90 days after the Termination Date. Any Option or other Award held by the Participant that has not vested (or for which the Restricted Period has not lapsed) as of the Termination Date is immediately forfeited and cancelled as of the Termination Date;

(e)	where, in the case of a Consultant, a Participant’s consulting agreement or arrangement terminates by reason of: (i) termination by the Corporation or a Designated Affiliate for breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in Participant’s consulting agreement or arrangement); or (ii) voluntary termination by the Participant (whether or not such termination is effected in compliance with any termination provisions contained in the Participant’s consulting agreement or arrangement), then any Option or other Award held by the Participant, whether or not such Option has vested (or the Restricted Period has lapsed) as of the Termination Date, is immediately forfeited and cancelled as of the Termination Date;

(f)	where, in the case of a Director, an Individual Participant ceases to hold office other than due to the Individual Participant’s death or Disability, then any Option held by the Individual Participant that has vested as of the Termination Date continue to be exercisable by the Individual Participant until the earlier of: (i) its Expiry Date; and (ii) the date that is 90 days after the Termination Date; except that this Section 11.2(f) will not apply if a Director is also a Consultant and such Individual Participant’s consulting agreement is not terminated or immediately following cessation becomes an Employee or Consultant. Any Option or other Award held by the Individual Participant that has not vested (or for which the Restricted Period has not lapsed) as of the Termination Date is immediately forfeited and cancelled as of the Termination Date; except for a Director who is also a Consultant and such Individual Participant’s consulting agreement is not terminated;

(g)	a Participant’s eligibility to receive further grants of Awards under this Plan ceases as of the date that the Corporation or a Designated Affiliate, as the case may be, provides the Participant with written notification that the Participant’s employment or consulting agreement or arrangement, as the case may be, is terminated in the circumstances contemplated by this Section 11.2, notwithstanding that such date may be prior to the Termination Date; and

(h)	notwithstanding Subsections 11.2(a) and 11.2(d), unless the Plan Administrator, in its discretion, otherwise determines, at any time and from time to time, Awards are not affected by a change of employment or consulting arrangement or directorship within or among the Corporation or a Designated Affiliate for so long as the Individual Participant continues to be an Employee of the Corporation or a Designated Affiliate or engaged as a Consultant to the Corporation or a Designated Affiliate.

11.3	Discretion to Permit Acceleration

Notwithstanding the provisions of Sections 11.1 and 11.2, the Plan Administrator may, in its discretion, at any time prior to, or following the events contemplated in such Sections, or in an employment agreement or other written agreement between the Corporation or a Designated Affiliate and the Participant, permit the acceleration of vesting (or lapse of Restricted Period) of any or all Awards, all in the manner and on the terms as may be authorized by the Plan Administrator.

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11.4	Participants’ Entitlement

Except as otherwise provided in this Plan, Awards previously granted under this Plan are not affected by any change in the relationship between, or ownership of, the Corporation and an Affiliate of the Corporation. For greater certainty, all grants of Awards remain outstanding and are not affected by reason only that, at any time, an Affiliate of the Corporation ceases to be an Affiliate of the Corporation.

ARTICLE 12

EVENTS AFFECTING THE CORPORATION

12.1	General

The existence of any Awards does not affect in any way the right or power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business, or any amalgamation, combination, arrangement, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, Shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Article 12 would have an adverse effect on this Plan or on any Award granted hereunder.

12.2	Change in Control

Except as may be set forth in an employment agreement, or other written agreement between the Corporation or a Designated Affiliate and the Participant:

(a)	Notwithstanding anything else in this Plan or any Award Agreement, the Plan Administrator may, without the consent of any Participant, take such steps as it deems necessary or desirable, including to cause (i) the conversion or exchange of any outstanding Awards into or for, rights or other securities of substantially equivalent value (or greater value), as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding Awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant’s rights, then such Award may be terminated by the Corporation without payment); (iv) the replacement of such Award with other rights or property selected by the Board of Directors in its sole discretion; or (v) any combination of the foregoing. In taking any of the actions permitted under this subparagraph (a), the Plan Administrator will not be required to treat all Awards similarly in the transaction.

(b)	Notwithstanding Section 12.1, and unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on an Exchange, then the Corporation may terminate all of the Options granted under this Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Option equal to the fair market value of the Option held by such Participant as determined by the Plan Administrator, acting reasonably.

(c)	Notwithstanding Section 11.2, and except as otherwise provided in an employment agreement, or other written agreement between the Corporation or a Designated Affiliate and Employee, if within 12 months following the completion of a transaction resulting in a Change in Control, an Employee’s employment is terminated by the Corporation or a Designated Affiliate without cause, without any action by the Plan Administrator, the vesting (or Restricted Period) of all Awards held by such Employee shall immediately accelerate, and all Options shall be exercisable notwithstanding Section 4.4 until the earlier of: (i) the Expiry Date of such Award; and (ii) the date that is 90 days after the Termination Date.

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12.3	Reorganization of Corporation’s Capital

Should the Corporation effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a Change in Control and that would warrant the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

12.4	Other Events Affecting the Corporation

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the TSX (if then listed on the TSX), authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

12.5	Immediate Acceleration of Awards

Where the Plan Administrator determines that the steps provided in Sections 12.3 and 12.4 would not preserve proportionately the rights, value and obligations of the Participants holding such Awards in the circumstances or otherwise determines that it is appropriate, the Plan Administrator may, but is not required, to permit the immediate vesting of any unvested Awards and immediate lapse of any Restricted Period.

12.6	Issue by Corporation of Additional Shares

Except as expressly provided in this Article 12, neither the issue by the Corporation of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to the number of Shares that may be acquired as a result of a grant of Awards.

12.7	Fractions

No fractional Shares will be issued pursuant to an Award. Accordingly, if, as a result of any adjustment under this Article 12 or a dividend equivalent, a Participant would become entitled to a fractional Share, the Participant has the right to acquire only the adjusted number of full Shares and no payment or other adjustment will be made with respect to the fractional Shares, which shall be disregarded.

ARTICLE 13

U.S. TAXPAYERS

13.1	Provisions for U.S. Taxpayers

Awards granted under this Plan to U.S. Taxpayers may be non-qualified stock options or incentive stock options qualifying under Section 422 of the Code (“ISOs”). Each Award shall be designated in the Award Agreement as either an ISO or a non-qualified stock option.

13.2	ISOs

Subject to any limitations in Section 3.6, the aggregate number of Shares reserved for issuance as an ISO shall not exceed 10,000,000 Shares, and the terms and conditions of any ISOs granted to a U.S. Taxpayer on the Date of Grant hereunder, including the eligible recipients of ISOs, shall be subject to the provisions of Section 422 of the Code, and the terms, conditions, limitations and administrative procedures established by the Plan Administrator from time to time in accordance with this Plan. At the discretion of the Plan Administrator, ISOs may be granted to any employee of the Corporation, its parent or any subsidiary of the Corporation, as such terms are defined in Sections 424(e) and (f) of the Code.

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13.3	ISO Grants to 10% Shareholders

Notwithstanding anything to the contrary in this Plan, if an ISO is granted to a person who owns shares representing more than ten percent (10%) of the voting power of all classes of shares of the Corporation or of a subsidiary or parent, as such terms are defined in Section 424(e) and (f) of the Code, on the Date of Grant, the term of the Option shall not exceed five years from the time of grant of such Option and the Exercise Price shall be at least 110 percent (110%) of the Market Price of the Shares subject to the Option.

13.4	$100,000 Per Year Limitation for ISOs

To the extent the aggregate Market Price as at the Date of Grant of the Shares for which ISOs are exercisable for the first time by any person during any calendar year (under all plans of the Corporation) exceeds $100,000, such excess ISOs shall be treated as non-qualified stock options.

13.5	Disqualifying Dispositions

Each person awarded an ISO under this Plan shall notify the Corporation in writing immediately after the date he or she makes a disposition of any Shares acquired pursuant to the exercise of such ISO. The Corporation may, if determined by the Plan Administrator and in accordance with procedures established by it, retain possession of any Shares acquired pursuant to the exercise of an ISO as agent for the applicable person until the end of the period described in the preceding sentence, subject to complying with any instructions from such person as to the sale of such Share.

13.6	Section 409A of the Code

This Plan will be construed and interpreted to be exempt from, or where not so exempt, to comply with Section 409A of the Code to the extent required to preserve the intended tax consequences of this Plan. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code, the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. The Corporation reserves the right to amend this Plan to the extent it reasonably determines is necessary in order to preserve the intended tax consequences of this Plan in light of Section 409A of the Code and any regulations or guidance under that section. In no event will the Corporation be responsible if Awards under this Plan result in adverse tax consequences to a U.S. Taxpayer under Section 409A of the Code. Notwithstanding any provisions of the Plan to the contrary, in the case of any “specified employee” within the meaning of Section 409A of the Code who is a U.S. Taxpayer, distributions of non-qualified deferred compensation under Section 409A of the Code made in connection with a “separation from service” within the meaning set forth in Section 409A of the Code may not be made prior to the date which is 6 months after the date of separation from service (or, if earlier, the date of death of the U.S. Taxpayer). Any amounts subject to a delay in payment pursuant to the preceding sentence shall be paid as soon practicable following such 6-month anniversary of such separation from service.

13.7	Requirement of Notification of Election Under Section 83(b) of the Code

If a Participant, in connection with the acquisition of Restricted Shares under the Plan, is permitted under the terms of the Award Agreement to make the election permitted under Section 83(b) of the Code (i.e., an election to include in gross income in the year of transfer the amounts specified in Section 83(b) of the Code notwithstanding the continuing transfer restrictions) and the Participant makes such an election, the Participant shall notify the Corporation of such election within ten (10) days of filing notice of the election with the Internal Revenue Service, in addition to any filing and notification required pursuant to regulations issued under Section 83(b) of the Code.

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ARTICLE 14

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

14.1	Amendment, Suspension, or Termination of the Plan

The Plan Administrator may from time to time, without notice and without approval of the holders of voting shares of the Corporation, amend, modify, change, suspend or terminate the Plan or any Awards granted pursuant to the Plan as it, in its discretion determines appropriate, provided, however, that:

(a)	no such amendment, modification, change, suspension or termination of the Plan or any Awards granted hereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Plan without the consent of the Participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable Securities Laws or Exchange requirements; and

(b)	any amendment that would cause an Award held by a U.S. Taxpayer be subject to the additional tax penalty under Section 409A(1)(b)(i)(II) of the Code shall be null and void ab initio.

14.2	Shareholder Approval

Notwithstanding Section 14.1, approval of the holders of the voting shares of the Corporation shall be required for any amendment, modification or change that:

(a)	increases the percentage of Shares reserved for issuance under the Plan, except pursuant to the provisions in the Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(b)	increases or removes the 10% limits on Shares issuable or issued to insiders as set forth in Subsection 3.7(a);

(c)	reduces the exercise price of an Award (for this purpose, a cancellation or termination of an Award of a Participant prior to its Expiry Date for the purpose of reissuing an Award to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Award) except pursuant to the provisions in the Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(d)	extends the term of an Award beyond the original Expiry Date (except where an Expiry Date would have fallen within a blackout period applicable to the Participant or within 5 business days following the expiry of such a blackout period);

(e)	permits an Award to be exercisable beyond 10 years from its Date of Grant (except where an Expiry Date would have fallen within a blackout period of the Corporation);

(f)	increases or removes the limits on the participation of Directors;

(g)	permits Awards to be transferred to a Person other than a Permitted Assign or for normal estate settlement purposes; or

(h)	deletes or reduces the range of amendments which require approval of the holders of voting shares of the Corporation under this Section 14.2.

14.3	Permitted Amendments

Without limiting the generality of Section 14.1, but subject to Section 14.2, the Plan Administrator may, without shareholder approval, at any time or from time to time, amend the Plan for the purposes of:

(a)	making any amendments to the general vesting provisions or Restricted Period of each Award;

(b)	making any amendments to the provisions set out in Article 11;

(c)	making any amendments to add covenants of the Corporation for the protection of Participants, as the case may be, provided that the Plan Administrator shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be;

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(d)	making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Plan Administrator, having in mind the best interests of the Participants and Directors, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Plan Administrator shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants and Directors; or

(e)	making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Plan Administrator shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

ARTICLE 15

MISCELLANEOUS

15.1	Legal Requirement

The Corporation is not obligated to grant any Awards, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Plan Administrator, in its sole discretion, such action would constitute a violation by a Participant, Director or the Corporation of any provision of any applicable statutory or regulatory enactment of any government or government agency or the requirements of any Exchange upon which the Shares may then be listed.

15.2	No Other Benefit

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

15.3	Rights of Participant

No Participant has any claim or right to be granted an Award and the granting of any Award is not to be construed as giving a Participant a right to remain as an employee, consultant or director of the Corporation or an Affiliate of the Corporation. No Participant has any rights as a shareholder of the Corporation in respect of Shares issuable pursuant to any Award until the allotment and issuance to such Participant, or as such Participant may direct, of certificates representing such Shares.

15.4	Corporate Action

Nothing contained in this Plan or in an Award shall be construed so as to prevent the Corporation from taking corporate action which is deemed by the Corporation to be appropriate or in its best interest, whether or not such action would have an adverse effect on this Plan or any Award.

15.5	Conflict

In the event of any conflict between the provisions of this Plan and an Award Agreement, the provisions of this Plan shall govern. In the event of any conflict between or among the provisions of this Plan, an Award Agreement and (i) an employment agreement or other written agreement between the Corporation or a Designated Affiliate and a Participant which has been approved by the Chief Executive Officer of the Corporation (or where the Participant is the Chief Executive Officer, approved by a Director), the provisions of the employment agreement or other written agreement shall govern and (ii) any other employment agreement or other written agreement between the Corporation or a Designated Affiliate and a Participant, the provisions of this Plan shall govern.

15.6	Participant Information

Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer to the Plan. Each Participant acknowledges that information required by the

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Corporation in order to administer the Plan may be disclosed to any custodian appointed in respect of the Plan and other third parties, and may be disclosed to such persons (including persons located in jurisdictions other than the Participant’s jurisdiction of residence), in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant’s behalf.

15.7	Participation in the Plan

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Corporation to ensure the continued employment or engagement of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares. The Corporation does not assume responsibility for the income or other tax consequences for the Participants and Directors and they are advised to consult with their own tax advisors.

15.8	International Participants

With respect to Participants who reside or work outside Canada and the United States, the Plan Administrator may, in its sole discretion, amend, or otherwise modify, without shareholder approval, the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the provisions of local law, and the Plan Administrator may, where appropriate, establish one or more sub-plans to reflect such amended or otherwise modified provisions.

15.9	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and its Designated Affiliates.

15.10	General Restrictions and Assignment

Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant unless otherwise approved by the Plan Administrator.

15.11	Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

15.12	Notices

All written notices to be given by the Participant to the Corporation shall be delivered personally, e-mail or mail, postage prepaid, addressed as follows:

Amaya Inc.

7600 TransCanada Hwy

Pointe-Claire, QC H9R 1C8

Canada

Attention: Corporate Secretary

With a copy to the Chief Financial Officer

Fax: (514) 744-5114

All notices to the Participant will be addressed to the principal address of the Participant on file with the Corporation. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally or by e-mail, on the date of delivery, and if sent by mail, on the fifth business day following the date of mailing. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.

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15.13	Effective Date

This Plan becomes effective on a date to be determined by the Plan Administrator, subject to the approval of the shareholders of the Corporation.

15.14	Governing Law

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein.

15.15	Submission to Jurisdiction

The Corporation and each Participant irrevocably submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of Québec in respect of any action or proceeding relating in any way to the Plan, including with respect to the grant of Awards and any issuance of Shares made in accordance with the Plan.

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SCHEDULE “E”

ORDINARY RESOLUTION TO AMEND THE STOCK OPTION PLAN

“BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1.	The proposed amendment to the current stock option plan of the Corporation (the “Stock Option Plan”) to extend by twenty-four (24) months the expiry date of a total of 9,413,503 outstanding options granted pursuant to the Stock Option Plan (the “Stock Option Plan Amendment”) is hereby ratified, authorized and approved. The Stock Option Plan Amendment will (i) amend subsection 6.3.4 of the Stock Option Plan by deleting the contents of such subsection and replacing it with the following: “Except as provided in this subsection, the maximum term shall not exceed five (5) years from the Grant Date. The Option Term of each Option held by any Participant who is a Canadian Taxpayer, and whose Options have not yet expired or been exercised, shall be the date previously determined by the Board or prescribed under the Plan, and as set forth in the particular Grant Agreement, plus twenty-four (24) months. Any Participant that is a Foreign Taxpayer must elect to have this extension apply to any or all of such Participant’s Options granted under the Option Plan, and which have not yet expired or been exercised, by giving written notice to the Corporation of such election, which such election is also subject to Board approval”, and (ii) add the following definitions in their appropriate alphabetical order, and re-arrange all subsections in the correct alphabetical order under Section 2.1 of the Stock Option Plan: “Canadian Taxpayer” shall mean a Participant who is subject to taxation with respect to an Option at the Grant Date under Canadian tax law, and who is not subject to taxation under any other applicable foreign tax law with respect to the Option at the Grant Date, and “Foreign Taxpayer” shall mean a Participant who is subject to taxation with respect to an Option at the Date of Grant under any applicable foreign tax law, including if such Participant is also subject to applicable Canadian tax law.

2.	Any director or officer of the Corporation be and each of them is hereby authorized and directed, for and in the name of and on behalf of the Corporation, to execute and deliver or cause to be executed and delivered all documents, and to take any action, which, in such director’s or officer’s own discretion, is necessary or desirable to give effect to this resolution.”

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